Exhibit 99.5

PRO FORMA VALUATION REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

MUTUAL FEDERAL BANCORP, INC.
CHICAGO, ILLINOIS

Dated As of:
January 13, 2006

Prepared By:
RP® Financial, LC.
1700 North Moore Street
Suite 221
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

January 13, 2006

Boards of Directors
Mutual Federal Bancorp, MHC
Mutual Federal Bancorp, Inc.
Mutual Federal Savings and Loan Association of Chicago
2212 W. Cermak Road
Chicago, Illinois 60608-3999

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock that has been offered in connection with the mutual-to-stock conversion transaction described below.

This updated appraisal has been prepared in accordance with the written valuation guidelines promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this updated appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated November 4, 2005, as amended, (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Mutual Federal Bancorp, MHC (the "MHC" or "Mutual MHC") is a federally chartered mutual holding company regulated by the OTS. The MHC was formed in November 2001 in conjunction with the mutual holding company reorganization of Mutual Federal Savings and Loan Association of Chicago, Chicago, Illinois, ("Mutual Federal" or the "Association"), whereby the Association became a 100% wholly owned stock subsidiary of the MHC. No stock was issued publicly in the mutual holding company reorganization. Pursuant to the Plan, a wholly-owned mid-tier stock holding company will be formed, to be known as Mutual Federal Bancorp, Inc. ("Mutual Bancorp" or the "Company") and Mutual Federal will become a wholly-owned subsidiary of the Company. The Company will offer for sale up to 30.0% of its common stock (the "Minority Stock Issuance") to the Association's Eligible Account Holders, Qualified Tax-Exempt Employee Plans, Supplemental Eligible Account Holders and Voting Members. Any shares that are not sold in the Subscription Offering may be offered for sale in a Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering. The remaining 70% of the shares of the Company will be issued to the MHC.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
Telephone: (703) 528-1700
Fax No.: (703) 528-1788

Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds. The MHC will own a controlling interest in the Company and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the outstanding stock of Mutual Federal. The Company's initial activity will be ownership of its subsidiary, Mutual Federal, investment of the net cash proceeds retained at the holding company level and extending a loan to the ESOP.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Mutual Federal's financial condition, including financial data through November 30, 2005; (2) an updated comparison of Mutual Federal's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the year ended September 30, 2005 and updated financial information through the year ended November 30, 2005. Consistent with recent historical trends, the Association's assets remained relatively stable, decreasing by $430,000, or 0.7%, from September 30, 2005 to November 30, 2005. Loans increased slightly during the quarter, due to the combination of loan origination levels and repayments and prepayments. Loans comprised 54.6% of assets, at November 30, 2005, versus 52.2% as of September 30, 2005. The asset shrinkage and loan growth was funded by the decline in cash, cash equivalents and investment securities, as such asset categories decreased from $30.578 million, or 46.8% of assets, at September 30, 2005 to $28.260 million, or 43.5% of assets, at November 30, 2005, a decrease of $2,318,000. Investment securities declined by $1.6 million.

Table 1
Mutual Federal Savings and Loan Association of Chicago
Recent Financial Data

	At September 30, 2005		At November 30, 2005	
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data				
Total assets	$ 65,324	100.0%	$ 64,894	100.0%
Cash, cash equivalents	4,812	7.4	4,108	6.3
Investment securities	25,766	39.4	24,157	37.2
Loans receivable, net	34,127	52.2	35,402	54.6
Deposits	45,373	69.5	44,423	68.5
Total equity	18,224	27.9	18,233	28.1

	12 Months Ended September 30, 2005		12 Months Ended November 30, 2005	
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement				
Interest income	$ 3,190	4.85%	$ 3,217	4.95%
Interest expense	(742)	(1.13)	(769)	(1.18)
Net interest income	$ 2,448	3.72%	$ 2,448	3.77
Provisions for loan losses	(0)	(0.00)	(0)	(0.00)
Net interest income after provisions	$ 2,448	3.72%	$ 2,448	3.77
Non-interest operating income	$ 37	0.06%	$ 38	0.06%
Non-interest operating expense	(1,717)	(2.61)	(1,765)	(2.72)
Net operating income	$ 768	1.17%	$ 721	1.11%
Net gain (loss) on sale of invest/loans	$ 1,451	2.20%	$ 483	0.74%
Income before taxes	$ 2,219	3.37%	$ 1,204	1.85%
Income taxes	(837)	(1.27)	(424)	(0.65)
Net income	$ 1,382	2.10%	$ 780	1.20%
Less: Net non-op inc.	($1,451)	(2.20%)	($483)	(0.74%)
Tax impact@39%	566	0.86%	188	0.29
Adjusted Net Income	$ 497	0.76%	$ 485	0.75%

Sources: Mutual Federal’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

Updated credit quality measures indicated an improvement in the Company's credit quality during the quarter, as non-performing assets ("NPAs"), consisting solely of non-accruing loans, equaled 0.29% and 0.10% of assets at September 30, 2005 and November 30, 2005, respectively. At November 30, 2005, the Association held $63,000 of non-accruing loans. Allowances for loan losses ("ALLLs") equaled $150,000, or 0.44% and 0.42% of loans at September 30, 2005 and November 30, 2005, respectively.

The decline in assets was matched by a decline in deposits during the two months ended November 30, 2005, and deposits funded a lower portion of total assets at November 30, 2005. Deposits totaled $44.4 million, or 68.5% of assets, at November 30, 2005, as compared to $45.4 million, or 69.5% of assets, at September 30, 2005. The Association did not have any borrowed funds as of either date examined. As the result of the net income recorded during the quarter, and a decline in the equity adjustment for accumulated other comprehensive income, the Association's equity increased slightly from $18,224,000 at September 30, 2005 to $18,233,000 at November 30, 2005. As the result of this increase in equity and the asset decrease, the Association's equity-to-assets ratio increased from 27.9% at September 30, 2005 to 28.1% at November 30, 2005.

Mutual Federal's operating results for the 12 months ended September 30, 2005 and November 30, 2005 are also set forth in Table 1. The Association's reported earnings decreased from $1,382,000, or 2.10% of average assets, for the 12 months ended September 30, 2005 to $780,000, or 1.20% of average assets, for the 12 months ended November 30, 2005. The decrease in the Company's updated reported earnings was the result of lower operating income and lower non-operating income (gains on the sale of Freddie Mac stock), along with higher operating expenses. Net income adjusted for non-operating items (core net income), declined for the most recent twelve month period by 2.4%, equaling $485,000 for the twelve months ended November 30, 2005. This resulted in a decline in core return on average assets to 0.75%, versus 0.76% recorded for the year ended September 30, 2005, as shown in the Original Appraisal.

The Association's net interest income to average assets ratio increased by 5 basis points to 3.77% for the twelve months ended November 30, 2005, with the increase due to a decline in average assets of the Association over the time period, as the dollar amount of net interest income remained identical for the two time periods shown. Within the net interest margin, both interest income and interest expense increased, as the Association experienced the effects of the general increase in market interest rates in recent periods and the benefits of the slightly higher loan portfolio. For the two months ended November 30, 2005, the yield/cost spread was 3.26%, versus 3.30% for the year earlier quarter.

The dollar amount of operating expenses was higher during the most recent 12 month period, a result of the continued growth of the Association in terms of business activities, which require additional general operating expenses, including personnel and compensation expenses. Mutual Federal's asset shrinkage increased the impact of the growth in operating expenses, as the Association's operating expenses increased from 2.61% of average assets for year ended September 30, 2005 to 2.72% of average assets for the 12 months ended November

30, 2005. Overall, Mutual Federal's higher net interest income ratio and higher operating expense ratio provided for a slightly lower updated expense coverage ratio (net interest income divided by operating expenses) of 1.39x for the year ended November 30, 2005, versus a comparable ratio of 1.43x for the 12 months ended September 30, 2005. Notwithstanding the decline in the Association's expense ratio, an expense coverage ratio well above 1.0x indicates that the Association is operating at relatively favorable level of core income, without the benefit of non-interest income.

Non-interest operating income remained a minor part of the income statement as reflected in the Association's updated earnings, with such income amounting to $38,000 or 0.06% of average assets for the 12 months ended November 30, 2005 compared to $37,000 or 0.06% of average assets for the 12 months ended September 30, 2005. Overall, when factoring non-interest operating income into core earnings, the Association's updated efficiency ratio of 71.0% (operating expenses as a percent of net interest income and non-interest operating income) was also slightly less favorable than the 69.1% efficiency ratio recorded for the 12 months ended September 30, 2005. Due to adequate asset quality and reserve levels, no loan loss provisions were established during the most recent 12 month periods examined in Table 1. As of November 30, 2005, the Association maintained valuation allowances of $150,000, equal to 0.42% of net loans receivable and 238% of non-accruing loans.

The Association recorded net income of $483,000 on the sale of Freddie Mac stock for the most recent 12 month period, a decline from the level recorded for the 12 months ended September 30, 2005, as no sales of Freddie Mac were conducted in the most recent two month period.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Mutual Federal, the Peer Group and all publicly-traded thrifts. The Association's and the Peer Group's ratios are based on financial results through November 30, 2005 and September 30, 2005, respectively. The Peer Group remained identical to that as contained in the Original Appraisal, consisting of publicly-traded mutual holding companies that have been converted for more than one year. From that more limited group, the Peer Group members selected were deemed most comparable, particularly in terms of asset size and market capitalization.

In general, the updated balance sheet ratios for the Peer Group reflected little change from the Original Appraisal, while there were also only moderate changes in the Association's updated ratios. Reflecting only minor changes in the balance sheet, the Association's updated interest-earning asset composition continued to reflect a lower concentration of loans and a higher concentration of cash and investments in comparison to the Peer Group's updated ratios. Overall, the Association continued to maintain a higher level of interest-earning assets than the Peer Group, as updated interest-earning assets-to-assets ratios equaled 98.1% and 94.7% for the Association and the Peer Group, respectively.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2005

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Mutual Federal Bncrp Inc of IL																				
November 30, 2005	6.3	37.2	54.6	68.5	0.0	0.0	28.1	0.0	28.1	0.0	0.25	-8.27	22.90	-0.30	0.00	-1.52	-1.52	28.09	28.09	74.41
All Public Companies																				
Average	3.8	23.2	68.0	66.8	20.0	0.7	10.9	1.0	9.9	0.0	10.52	2.17	14.08	9.94	11.28	3.80	2.45	9.77	9.64	17.06
Medians	2.9	19.7	71.0	68.5	18.9	0.0	9.3	0.3	8.4	0.0	7.97	-3.19	11.92	7.28	9.76	2.70	2.46	8.64	8.59	13.90
State of IL																				
Averages	3.2	27.0	64.8	71.0	13.6	0.8	13.5	0.8	12.7	0.0	3.98	-3.85	11.02	-0.63	7.34	-1.12	-1.96	12.64	11.87	20.56
Medians	3.1	25.2	65.2	66.4	11.5	0.0	11.0	0.5	11.0	0.0	6.56	-11.94	8.17	-0.16	15.87	-1.49	-1.63	12.66	11.35	16.65
Comparable Group																				
Averages	3.6	26.8	64.3	71.9	12.2	0.2	14.7	0.6	14.1	0.0	3.28	-11.56	11.47	4.43	23.21	1.00	0.89	13.47	12.41	23.07
Medians	3.0	30.0	59.2	71.6	12.0	0.0	13.5	0.0	13.2	0.0	1.31	-10.90	9.55	2.36	16.39	0.18	0.18	12.04	10.88	20.18
Comparable Group																				
ALLB Alliance Bank MHC of PA (20.0)	6.6	31.5	56.4	75.9	13.8	0.0	9.1	0.0	9.1	0.0	0.39	-5.11	4.75	1.57	-5.93	-2.40	-2.40	NM	9.10	16.30
CHEV Cheviot Fin Cp MHC of OH(45.0)	3.5	18.5	75.1	62.3	10.3	0.0	26.6	0.0	26.6	0.0	5.61	-4.15	7.10	1.05	79.70	0.18	0.18	20.72	20.72	43.64
FFFS First Fed Serv MHC of IL(45.0)	2.0	14.8	82.2	72.7	0.0	0.0	26.8	0.0	26.8	0.0	3.71	-13.96	8.17	4.80	-100.00	3.11	3.11	22.10	22.10	42.20
GOV Gouverneur Bcp MHC of NY(42.6)	2.2	10.6	82.0	52.3	30.1	0.0	15.3	0.0	15.3	0.0	17.33	-12.88	24.97	3.84	59.78	4.04	4.04	14.90	14.90	26.70
GCBC Green Co Bcrp MHC of NY (44.2)	6.6	32.1	57.9	85.8	2.6	0.0	11.3	0.0	11.3	0.0	2.23	-8.92	9.71	2.01	0.00	6.37	6.37	9.80	9.80	20.98
JXSB Jcksnville Bcp MHC of IL(47.2)	2.8	35.7	55.3	83.2	7.1	0.0	7.9	1.2	6.8	0.0	-1.38	-17.00	13.11	-5.77	96.28	-2.00	-1.89	NM	7.23	12.77
NVSL Naug Vlly Fin MHC of CT (45.0)	3.8	17.9	72.3	70.3	13.4	0.0	15.4	0.1	15.3	0.0	0.05	-35.70	17.86	18.99	76.92	-0.93	-0.87	12.12	12.12	19.38
ONFC Oneida Fincl MHC of NY (44.0)	3.2	34.2	52.3	70.4	16.9	0.0	11.9	3.2	8.6	0.0	4.53	-3.10	9.40	2.70	15.14	2.35	0.34	8.65	8.65	13.26
PSBH PSB Hldgs Inc MHC of CT (46.3)	2.9	44.4	49.3	66.8	17.4	0.0	15.2	0.0	15.2	0.0	0.27	-16.58	21.51	13.37	17.64	NM	NM	11.95	11.95	22.05
PBHC Pathfinder BC MHC of NY (35.7)	2.9	28.4	60.6	79.5	10.7	1.7	7.1	1.4	5.7	0.0	0.02	1.85	-1.86	1.74	-7.40	-1.71	-0.88	7.53	7.53	13.40
State of IL																				
BFIN BankFinancial Corp. of IL(3)	5.2	18.1	72.2	66.4	11.5	0.0	20.7	1.2	19.4	0.0	10.38	23.75	7.33	-11.62	-66.76	NM	NM	13.96	13.96	NM
EFC EFC Bancorp, Inc of Elgin IL(1)(2)	3.4	11.5	80.2	68.8	21.1	0.0	8.6	0.0	8.6	0.0	8.90	9.86	9.14	11.23	-0.90	11.87	11.87	7.52	7.52	10.61
FBTC First BancTrust Corp of IL	3.1	32.6	57.4	66.1	19.8	2.6	11.0	0.0	11.0	0.0	6.72	-11.94	18.52	-0.16	43.16	-3.36	-3.36	14.03	14.03	23.70
FFFS First Fed Serv MHC of IL(45.0)	2.0	14.8	82.2	72.7	0.0	0.0	26.8	0.0	26.8	0.0	3.71	-13.96	8.17	4.80	-100.00	3.11	3.11	22.10	22.10	42.20
FFBI First Federal Bancshares of IL	4.0	41.7	51.6	85.8	5.1	2.2	6.6	0.5	6.1	0.0	6.56	-10.68	27.93	6.03	78.85	-6.95	-7.27	7.22	7.22	15.39
JXSB Jcksnville Bcp MHC of IL(47.2)	2.8	35.7	55.3	83.2	7.1	0.0	7.9	1.2	6.8	0.0	-1.38	-17.00	13.11	-5.77	96.28	-2.00	-1.89	NM	7.23	12.77
MAFB MAF Bancorp, Inc. of IL	2.0	21.0	69.6	59.8	28.3	0.7	9.4	3.1	6.3	0.0	10.07	23.19	5.52	8.72	15.87	3.43	-1.37	7.20	7.20	11.42
PFED Park Bancorp of Chicago IL	3.4	25.2	65.2	63.0	23.1	0.0	12.2	0.0	12.2	0.0	-8.19	-20.34	-3.46	-6.41	-16.05	-0.98	-0.98	11.35	11.35	17.90

(1) Financial information is for the quarter ending June 30, 2005.
(2) Excluded from averages due to announced or pending acquisition.
(3) Growth rates have been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2005

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Mutual Federal Bncrp Inc of IL																			
November 30, 2005	1.20	4.95	1.18	3.77	0.00	3.77	0.00	0.00	0.00	0.06	2.72	0.00	0.74	0.00	5.13	1.75	3.38	3,708	35.14
All Public Companies																			
Averages	0.72	5.08	2.15	2.93	0.11	2.82	0.05	0.00	0.63	0.68	2.42	0.05	0.07	0.00	5.35	2.45	2.90	5,646	33.29
Medians	0.76	5.06	2.13	2.97	0.06	2.83	0.00	0.00	0.50	0.55	2.34	0.00	0.01	0.00	5.31	2.46	2.97	4,584	34.26
State of IL																			
Averages	0.75	5.03	2.01	3.02	0.13	2.89	0.07	-0.01	0.54	0.60	2.45	0.02	0.02	0.00	5.27	2.36	2.91	5,029	32.93
Medians	0.58	4.93	2.03	2.93	0.08	2.79	0.06	0.00	0.59	0.60	2.38	0.01	0.04	0.00	5.15	2.36	2.90	3,946	34.24
Comparable Group Average																			
Averages	0.68	5.01	1.76	3.26	0.06	3.19	0.02	-0.01	0.71	0.72	2.85	0.01	-0.04	0.00	5.28	2.12	3.16	4,883	26.60
Medians	0.71	4.90	1.81	3.20	0.04	3.15	0.00	0.00	0.54	0.57	3.01	0.00	0.00	0.00	5.22	2.17	3.09	3,693	30.37
Comparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	0.26	5.10	2.21	2.89	0.03	2.86	0.00	-0.05	0.43	0.38	2.94	0.00	-0.04	0.00	5.39	2.46	2.93	4,914	NM
CHEV Cheviot Fin Cp MHC of OH(45.0)	0.83	4.97	1.64	3.33	0.02	3.31	0.00	0.00	0.14	0.14	2.20	0.00	0.00	0.00	5.09	2.29	2.80	6,457	33.42
FFFS First Fed Serv MHC of IL(45.0)	1.44	5.61	2.03	3.59	0.00	3.59	0.00	0.00	0.01	0.01	1.25	0.00	0.00	0.00	5.67	2.78	2.89	13,949	38.33
GOV Gouverneur Bcp MHC of NY(42.6)	0.91	5.68	1.94	3.75	0.12	3.62	0.00	0.01	0.42	0.43	2.75	0.00	0.06	0.00	6.02	2.37	3.65	3,595	32.86
GCBC Green Co Bcrp MHC of NY (44.2)	0.96	4.90	1.15	3.74	0.02	3.72	0.00	0.01	0.96	0.96	3.30	0.00	0.00	0.00	5.06	1.30	3.75	2,881	30.37
JXSB Jcksnville Bcp MHC of IL(47.2)	0.33	4.77	1.85	2.92	0.14	2.79	0.14	-0.04	0.72	0.82	3.08	0.03	0.04	0.00	5.07	2.04	3.03	2,328	37.93
NVSL Naug Vlly Fin MHC of CT (45.0)	0.62	4.86	1.33	3.52	0.01	3.51	0.00	0.01	0.42	0.44	3.16	0.01	0.01	0.00	5.17	1.70	3.47	3,791	20.58
ONFC Oneida Fincl MHC of NY (44.0)	0.79	4.75	1.68	3.07	0.08	2.99	0.00	0.00	2.64	2.64	4.40	0.03	-0.17	0.00	5.28	1.93	3.35	3,145	22.97
PSBH PSB Hldgs Inc MHC of CT (46.3)	0.43	4.60	1.77	2.83	0.04	2.79	0.00	0.00	0.71	0.71	2.29	0.00	-0.29	0.00	4.75	2.17	2.58	4,342	14.10
PBHC Pathfinder BC MHC of NY (35.7)	0.23	4.90	1.99	2.91	0.18	2.72	0.07	0.01	0.64	0.72	3.14	0.07	0.02	0.00	5.31	2.17	3.15	2,832	8.87
State of IL																			
BFIN BankFinancial Corp. of IL(3)	0.88	4.93	1.63	3.30	0.08	3.23	0.00	0.00	0.59	0.59	2.62	0.10	0.01	0.00	5.15	2.05	3.10	3,527	21.12
EFC EFC Bancorp. Inc of Elgin IL(1)(2)	0.65	5.00	2.50	2.49	0.09	2.40	0.00	0.00	0.69	0.69	2.08	0.00	-0.24	0.00	5.26	2.77	2.49	5,785	28.40
FBTC First BancTrust Corp of IL	0.58	5.35	2.07	3.28	0.18	3.10	0.17	-0.03	1.08	1.22	3.79	0.00	0.20	0.00	5.65	2.35	3.29	2,635	21.08
FFFS First Fed Serv MHC of IL(45.0)	1.44	5.61	2.03	3.59	0.00	3.59	0.00	0.00	0.01	0.01	1.25	0.00	0.00	0.00	5.67	2.78	2.89	13,949	38.33
FFBI First Federal Bancshares of IL	0.38	4.71	2.33	2.39	0.08	2.31	0.08	0.00	0.24	0.32	2.15	0.01	0.05	0.00	4.84	2.52	2.32	3,946	28.93
JXSB Jcksnville Bcp MHC of IL(47.2)	0.33	4.77	1.85	2.92	0.14	2.79	0.14	-0.04	0.72	0.82	3.08	0.03	0.04	0.00	5.07	2.04	3.03	2,328	37.93
MAFB MAF Bancorp, Inc. of IL	1.03	4.70	1.96	2.74	0.01	2.73	0.06	0.00	0.57	0.63	1.86	0.03	0.11	0.00	5.06	2.22	2.84	4,750	34.24
PFED Park Bancorp of Chicago IL	0.58	5.12	2.19	2.93	0.43	2.49	0.00	0.00	0.60	0.60	2.38	0.00	-0.29	0.00	5.42	2.52	2.90	4,066	48.88

(1) Financial information is for the quarter ending June 30, 2005.
(2) Excluded from averages due to announced or pending acquisition.
(3) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Consistent with the Original Appraisal, the Association's updated deposits-to-assets ratio was slightly lower in comparison to the Peer Group's ratios, and Mutual Federal maintained no borrowings, versus a moderate amount for the Peer Group. Updated interest-bearing liabilities-to-assets ratios equaled 68.5% and 84.3% for the Association and the Peer Group, respectively. Mutual Federal posted an updated tangible equity-to-assets ratio of 28.1%, which remained well above the comparable ratio of 14.1% for the Peer Group. Overall, Mutual Federal's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 143.2%, which remained well above the comparable Peer Group ratio of 112.3%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should provide Mutual Federal with an even higher IEA/IBL ratio, as the infusion of stock proceeds realized from the Association's stock offering will serve to lower the level of interest-bearing liabilities funding assets and will primarily be deployed into interest-earning assets.

Updated growth rates for Mutual Federal and the Peer Group are based on growth for the 11 months ended November 30, 2005 and 12 months ended September 30, 2005, respectively. The minimal 0.25% increase in the Association's assets reflected growth in loans receivable of 22.9%, while cash and investments declined by 8.3% during the 11 month period (annualized). Comparatively, the Peer Group's slightly higher 3.3% asset growth rate was realized through loan growth of 11.5%, offset in part by an 11.6% decrease in cash and investments.

The Association's assets remained stable due to a minimal 0.3% decrease in deposits. Comparatively, the Peer Group's asset growth was funded by deposit growth of 4.4% and borrowings growth of 23.2%. As the result of the combination of net income recorded during the 11 month period, dividends paid to the MHC and changes in the AFS adjustment to equity, the Association's tangible net worth decreased by 1.5%. Comparatively, the Peer Group had a tangible net worth growth rate of 0.9% for the 12 month period.

Table 3 displays comparative operating results for Mutual Federal for the 12 months ended November 30, 2005, and for the Peer Group, based on their earnings for the 12 months ended September 30, 2005. The Association reported net income equal to 1.20% of average assets for the year ended November 30, 2005, versus updated earnings for the Peer Group equal to 0.68% of average assets. Net interest income, non-interest income and net gains largely accounted for the difference between the Association's and the Peer Group's returns.

In terms of core earnings strength, the Association continued to maintain a higher net interest income to average assets ratio than the Peer Group (3.77% versus 3.26% for the Peer Group), while the Association's operating expense to average assets ratio increased slightly but remained lower than the Peer Group's ratio (2.72% versus 2.85% for the Peer Group). The Association's updated expense coverage ratio of 1.39 times remained above the Peer Group's updated expense coverage ratio of 1.14 times.

Non-interest operating income remained a much lower contributor to the Association's earnings in comparison to the Peer Group's earnings, as such income amounted to

0.06% and 0.72% of the Association's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Mutual Federal's core earnings strength relative to the Peer Group's, the Association's updated efficiency ratio of 71.0% remained slightly more favorable than the Peer Group's updated efficiency ratio of 71.9%.

Loan loss provisions remained a slightly larger factor in the Peer Group's updated earnings, with updated loan loss provisions established by the Peer Group and the Association equaling 0.06% and zero percent of average assets, respectively.

Net gains from the sale of assets amounted to a loss of 0.04% of average assets for the Peer Group, versus net gains of 0.74% of average assets for the Association, with Mutual Federal's gains derived solely from sales of Freddie Mac stock. As discussed in the Original Appraisal, given the less predictable and non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of these gains on the Association's earnings and the net loss on the Peer Group's earnings have been substantially discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Association's or the Peer Group's updated earnings.

The Association recorded an updated effective tax rate of 35.14%, versus the Peer Group's updated effective tax rate of 26.60%.

The Association's updated credit quality measures are generally more favorable in comparison to the Peer Group's updated measures. As shown in Table 4, the Association's non-performing assets/assets and non-performing loans/loans ratios of 0.10% and 0.18%, respectively, were lower than the comparable Peer Group ratios of 0.36% and 0.34%. The Association's updated reserve coverage ratios indicated a somewhat lower level of reserves as a percent of non-performing loans (238% versus 294% for the Peer Group) and reserves as a percent of loans (238% versus 290%).

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the overall stock market has been mixed. Optimism that a strong economy would produce a year-end rally provided a lift to the broader stock market in early-November. Lower bond yields and oil prices helped to extend the rally through mid-November. The DJIA approached a four and one-half year high in late-November, as the Federal Reserve hinted that the cycle of rate increases could be approaching an end. Stocks fluctuated in first half of December, as strong economic news and higher oil prices renewed concerns about inflation and rising interest rates. Acquisitions in the technology and pharmaceutical industries along with some positive economic news showing a dip in unemployment claims and strong third quarter GDP growth provided a boost to the broader stock market heading into late-December. A year-end rally provided additional increases in the national stock markets, with optimism about the economic prospects of the coming year. During the first half of January 2006, the stock markets followed a fluctuating

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Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of September 30, 2005 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Mutual Federal Bncrp Inc of IL	0.00	0.10	0.18	0.42	238.00	238.00	0	0.00
All Public Companies								
Averages	0.06	0.46	0.53	0.88	259.44	227.60	355	0.14
Medians	0.01	0.28	0.35	0.86	202.45	164.02	62	0.04
State of IL								
Averages	0.07	0.96	1.38	0.92	106.73	93.29	92	0.04
Medians	0.04	0.56	0.67	0.95	101.27	98.37	63	0.01
Comparable Group Average								
Averages	0.12	0.36	0.34	0.83	293.74	290.39	53	0.07
Medians	0.01	0.22	0.29	0.85	242.37	217.79	14	0.04
Comparable Group								
ALLB Alliance Bank MHC of PA (20.0)	0.56	1.02	0.46	1.21	263.61	67.55	91	0.17
CHEV Cheviot Fin Cp MHC of OH(45.0)	0.03	0.10	0.09	0.36	382.93	271.63	9	0.02
FFFS First Fed Serv MHC of IL(45.0)	0.00	0.40	0.48	0.37	78.10	77.40	0	0.00
GOV Gouverneur Bcp MHC of NY(42.6)	0.01	0.33	0.39	0.86	221.12	217.79	10	0.04
GCBC Green Co Bcrp MHC of NY (44.2)	0.00	0.11	0.19	0.74	386.69	386.69	17	0.04
JXSB Jcksnville Bcp MHC of IL(47.2)	0.24	0.65	0.70	1.30	185.44	111.64	158	-0.09
NVSL Naug Vlly Fin MHC of CT (45.0)	0.01	0.09	0.11	0.78	722.31	613.73	2	0.00
ONFC Oneida Fincl MHC of NY (44.0)	0.01	0.06	0.08	0.85	NA	797.21	59	0.10
PSBH PSB Hldgs Inc MHC of CT (46.3)	0.00	0.03	0.06	0.85	NA	NA	11	0.03
PBHC Pathfinder BC MHC of NY (35.7)	0.31	0.85	0.88	0.97	109.75	69.91	169	0.36
State of IL								
BFIN BankFinancial Corp. of IL	0.00	0.46	0.63	0.95	150.15	150.15	81	0.00
EFC EFC Bancorp, Inc of Elgin IL(1)(2)	0.00	0.32	0.40	0.60	151.21	151.21	51	0.02
FBTC First BancTrust Corp of IL	0.04	1.04	1.71	1.71	99.83	96.26	60	0.18
FFFS First Fed Serv MHC of IL(45.0)	0.00	0.40	0.48	0.37	78.10	77.40	0	0.00
FFBI First Federal Bancshares of IL	0.16	NA	NA	0.54	NA	NA	63	0.15
JXSB Jcksnville Bcp MHC of IL(47.2)	0.24	0.65	0.70	1.30	185.44	111.64	158	-0.09
MAFB MAF Bancorp, Inc. of IL	0.01	0.35	0.49	0.51	102.71	100.47	279	0.02
PFED Park Bancorp of Chicago IL	0.04	2.86	4.29	1.03	24.14	23.84	1	0.00

(1) Financial information is for the quarter ending June 30, 2005.
(2) Excluded from averages due to announced or pending acquisition.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

trend, as various factors such as oil prices, fourth quarter earnings reports and the unemployment rate for December 2005 had impacts on the investment community. As an indication of the general trends in the nation's stock markets, as of January 13, 2006, the DJIA closed at 10959.87 an increase of 4.1% from the date of the Original Appraisal, and the NASDAQ closed at 2317.04 an increase of 6.8% from the date of the Original Appraisal. The Standard & Poors 500 Index closed at 1287.61 on January 13, 2006, an increase of 5.5% from the same date.

Stock market activity for thrift issues has also been mixed since the date of the original appraisal. Some positive macroeconomic news, which included a rise in consumer spending, helped to initiate a rally in thrift stocks at the end of October. Strength in the broader stock market and merger speculation helped to fuel gains for thrift stocks through much of November. Overall, the SNL Index for all publicly-traded thrifts registered a 3.6% increase during November. Thrift issues generally eased lower during early-December, reflecting concerns about higher interest rates and the strength of the housing market. Signals from the Federal Reserve that it could stop raising rates sometime in 2006 and easing inflation fears on lower than expected revised third quarter GDP growth lifted thrift stocks going into late-December. On January 13, 2006, the SNL Index for all publicly-traded thrifts closed at 1,681.0, an increase of 8.4% from the date of the Original Appraisal. Reflecting a lower level of performance by MHCs, the SNL MHC Index closed at 3,004.6 on January 13, 2006, an increase of 0.9% from the same date, indicating a stable pricing environment for MHCs.

Similar to the performance of the SNL Index for all publicly-traded thrifts and the SNL MHC Index for mutual holding companies, the updated pricing measures for all publicly-traded thrifts increased moderately since the date of the Original Appraisal, while the Peer Group, consisting solely of MHCs, was relatively unchanged in terms of pricing ratios. The Peer Group’s updated fully-converted pricing measures continued to reflect higher P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the Original Appraisal, seven out of the ten Peer Group companies were trading at higher prices as of January 13, 2006. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in the following table, based on market prices as of November 4, 2005 and January 13, 2006. The Peer Group’s pricing measures reflect implied pricing ratios on a fully-converted basis.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Table 5
Average Pricing Characteristics

	At Nov. 4, 2005	At Jan. 13,% 2006	Change
Peer Group(1)			
Price/Earnings (x)	27.98x	28.81x	3.0%
Price/Core Earnings (x)	28.42	27.94	(1.7)
Price/Book (%)	88.41%	88.56%	0.2
Price/Tangible Book(%)	91.91	92.06	0.2
Price/Assets (%)	20.86	20.79	(0.3)
Market Value	$ 65.99	$ 66.61	0.9
All Publicly-Traded Thrifts			
Price/Earnings (x)	19.57x	19.79x	1.1%
Price/Core Earnings (x)	20.53	21.42	4.3
Price/Book (%)	147.61%	152.69%	3.4
Price/Tangible Book(%)	165.52	170.69	3.1
Price/Assets (%)	16.59	16.98	2.4
Market Value	$ 401.33	$ 401.67	0.1

(1) Pricing ratios for the Peer Group are on a fully converted basis.

As shown in Table 6, one standard conversion, one second-step conversion and two mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. In the current market for recent MHC offerings, there has been a notable difference in investor interest between relatively large offerings with an active trading market and relatively small offerings with limited trading activity. In general, larger offerings have experienced stronger interest in their offerings and have outperformed the smaller offerings in post-conversion trading activity. For example, Greenville Federal Fin. Corp of Ohio completed a $10.3 million offering in early-January 2006 at slightly above the minimum of the valuation range and was trading 2.5% above its IPO price at January 13, 2006. Equitable Financial Corp. of Nebraska, which closed its offering in mid-November 2005, sold to the top of the range, but has since traded down and is selling 5.5% below the IPO price as of January 13, 2006. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 74.2%. On average, these two recent MHC offerings reflected a price increase of 1.3% after the first week of trading, reflecting the weakness in smaller MHC offerings.

Table 6
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Legacy Bancorp, Inc.(1)	MA	10/26/05	LEGC-NASDAQ	$ 707	8.64%	0.17%	328%	$ 95.5	100%	115%	2.1%	Stk.	8.0%	8.0%	4.0%	4.0%	0.00%	72.6%	24.9x	13.0%	0.5%	18.0%	2.9%	$10.00	$13.03	30.3%	$13.40	34.0%	$13.20	32.0%
Averages - Standard Conversions:				$ 707	8.64%	0.17%	328%	$ 95.5	100%	115%	2.1%	N.A.	N.A.	8.0%	4.0%	4.0%	0.00%	72.6%	24.9x	13.0%	0.5%	18.0%	2.9%	$10.00	$13.03	30.3%	$13.40	34.0%	$13.20	32.0%
Medians - Standard Conversions:				$ 707	8.64%	0.17%	328%	$ 95.5	100%	115%	2.1%	N.A.	N.A.	8.0%	4.0%	4.0%	0.00%	72.6%	24.9x	13.0%	0.5%	18.0%	2.9%	$10.00	$13.03	30.3%	$13.40	34.0%	$13.20	32.0%
Second Step Conversions																														
American Bancorp of New Jersey*	NJ	10/6/05	ABNJ-NASDAQ	$ 443	8.90%	0.23%	168%	$ 99.2	70%	132%	1.7%	N.A	N.A	8.0%	3.6%	3.5%	1.41%	112.7%	57.5x	26.8%	0.5%	23.8%	2.0%	$10.00	$10.16	1.6%	$9.75	-2.5%	$10.01	0.1%
Averages - Second Step Conversions:				$ 443	8.96%	0.23%	168%	$ 99.2	70%	132%	1.7%	NA	NA	8.0%	3.6%	3.5%	1.41%	112.7%	57.5x	26.8%	0.5%	23.8%	2.0%	$10.00	$10.16	1.6%	$ 9.75	-2.5%	$10.01	0.1%
Medians - Second Step Conversions:				$ 443	8.96%	0.23%	168%	$ 99.2	70%	132%	1.7%	NA	NA	8.0%	3.6%	3.5%	1.41%	112.7%	57.5x	26.8%	0.5%	23.8%	2.0%	$10.00	$10.16	1.6%	$ 9.75	-2.5%	$10.01	0.1%
Mutual Holding Company Conversions																														
Greenville Federal Fin. Corp.	OH	1/10/06	GVFF-OTCBB	$ 128	10.72%	0.48%	109%	$ 10.3	45%	85%	8.5%	N.A.	N.A.	8.7%	4.4%	11.2%	0.00%	69.7%	61.9x	15.6%	0.2%	16.0%	1.4%	$10.00	$10.25	2.5%	$10.25	2.5%	$10.25	2.5%
Equitable Financial Corp.	NE	11/10/05	EQFC-OTCBB	$ 145	9.88%	0.13%	413%	$ 14.2	43%	132%	5.7%	C/S	3.7%/4.41%	9.1%	4.6%	13.4%	0.00%	78.8%	172.7x	19.1%	0.1%	16.5%	0.3%	$10.00	$10.00	0.0%	$10.00	0.0%	$9.45	-5.5%
Averages - Mutual Holding Company Conversions:				$ 137	10.30%	0.31%	261%	$ 12.3	44%	109%	7.1%	NA	NA	8.9%	4.5%	12.3%	0.00%	74.2%	117.3x	17.3%	0.1%	16.3%	0.8%	$10.00	$10.13	1.3%	$10.13	1.3%	$9.85	-1.5%
Medians - Mutual Holding Company Conversions:				$ 137	10.30%	0.31%	261%	$ 12.3	44%	109%	7.1%	NA	NA	8.9%	4.5%	12.3%	0.00%	74.2%	117.3x	17.3%	0.1%	16.3%	0.8%	$10.00	$10.13	1.3%	$10.13	1.3%	$9.85	-1.5%
Averages - All Conversions:				$ 356	9.55%	0.25%	254%	$54.8	65%	116%	4.5%	NA	NA	8.5%	4.1%	8.0%	0.35%	83.9%	79.2x	18.6%	0.3%	18.6%	1.6%	$10.00	$10.86	8.6%	$10.85	8.5%	$10.73	7.3%
Medians - All Conversions:				$ 294	9.42%	0.20%	248%	$54.8	58%	123%	3.9%	NA	NA	8.4%	4.2%	7.6%	0.00%	75.7%	59.7x	17.3%	0.4%	17.2%	1.7%	$10.00	$10.21	2.1%	$10.13	1.3%	$10.13	1.3%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering a more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

January 13, 2006

Shown in Table 7 are the current pricing ratios for the two companies that have completed fully-converted offerings during the past three months and are traded on NASDAQ or an Exchange. One of the offerings was a second-step conversion (New England Bancshares, Inc. of Connecticut), thereby placing an upward bias on the P/TB ratio. The current average P/TB ratio of the publicly-traded recent conversions equaled 103.44%.

Summary of Adjustments

In the Original Appraisal, as amended, we made the following adjustments to Mutual Federal's pro forma value based upon our comparative analysis to the Peer Group:

Table 8
Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Downward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal, as amended.

In terms of financial condition, the "slight upward adjustment" applied for the Association's financial condition in the Original Appraisal remained appropriate after taking into account the updated financial information as of November 30, 2005, which revealed little change in Mutual Federal's balance sheet structure. Also, we felt the "slight downward" earnings adjustment remained appropriate, as recent and future expectations for profitability remained stable using updated earnings results for the twelve months ended November 30, 2005.

The general market for MHC thrift stocks was essentially unchanged since the date of the Original Appraisal, as indicated by the small change in the SNL MHC index for all publicly traded MHCs from November 30, 2005 to January 13, 2006. The pricing ratios for the Peer Group, which consists entirely of MHCs, were also stable, with minimal upward or downward changes to the various ratios. Recent smaller MHC thrift offerings have generally

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Table 7
Market Pricing Comparatives
Prices As of January 13, 2006

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.50	401.67	0.93	13.16	19.79	152.69	16.98	170.69	21.42	0.43	2.17	33.65	2,677	11.22	0.46	0.72	7.45	0.68	6.88
All Public Companies	19.50	401.67	0.93	13.16	19.79	152.69	16.98	170.69	21.42	0.43	2.17	33.65	2,677	11.22	0.46	0.72	7.45	0.68	6.88
Special Selection Grouping(8)	12.30	100.33	0.35	12.25	35.18	100.64	20.64	103.44	35.18	0.04	0.38	13.33	519	20.48	0.16	0.59	2.86	0.59	2.86
Comparable Group																			
Special Comparative Group(8)																			
LEGC Legacy Bancorp, Inc. of MA	13.94	143.71	0.40	14.07	34.85	99.08	18.17	101.23	34.85	0.00	0.00	0.00	791	18.34	0.16	0.52	2.84	0.52	2.84
NEBSD New England Bnchrs Inc. of CT	10.65	56.95	0.30	10.42	35.50	102.21	23.11	105.65	35.50	0.08	0.75	26.67	246	22.61	NA	0.65	2.88	0.65	2.88

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Mths (no MHC);

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

been weak, in comparison to larger offerings. Accordingly, taking into account the market performance of all-publicly traded thrifts, the Peer Group and recently completed thrift offerings since the date of the Original Appraisal, the adjustment for marketing of the issue was maintained at moderate downward.

Overall, taking into account the foregoing factors, we believe that the previous valuation conclusion as determined in the Original Appraisal, as amended, remains appropriate.

Basis of Valuation. Fully-Converted Pricing Ratios

Consistent with the Original Appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 9 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public MHC institutions that form the Peer Group.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Mutual Federal's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters utilized in the Original Appraisal did not change in this update, except the reinvestment rate for offering proceeds was updated to the November 30, 2005 date, and the number of shares to be purchased by insiders was updated to the figure shown in the offering documents.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversion and MHC offerings, including principally the P/B approach which (as discussed in the original

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Table 9

Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2005

	Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
	Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilu-tion (%)
Publicly-Traded MHC Institutions																			
ALLB Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.29	0.32	9.97	9.97	111.39	26.44	81,331	77,294	927	0.51	0.54	29.83	29.83	123.12	18.4	-1.6
CHEV Cheviot Fin Cp MHC of OH(45.0)	9,919	4,463	5,456	0.24	0.23	7.79	7.79	29.29	11.74	64,053	55,086	596	0.30	0.29	13.34	13.34	34.84	45.0	0.0
FFFS First Fed Serv MHC of IL(45.0)	3,920	1,764	2,156	0.51	0.51	9.53	9.53	35.58	13.50	29,106	25,031	271	0.58	0.58	15.92	15.92	41.97	45.0	0.0
GCBC Green Co Bcrp MHC of NY (44.2)	4,132	1,828	2,304	0.68	0.68	7.97	7.97	70.43	16.12	37,140	31,941	346	0.76	0.76	15.70	15.70	78.16	44.2	0.0
GOV Gouverneur Bcp MHC of NY(42.6)	2,285	974	1,311	0.45	0.43	8.17	8.17	53.49	11.40	14,945	12,853	139	0.51	0.49	13.79	13.79	59.11	42.6	0.0
JXSB Jcksnville Bcp MHC of IL(47.2)	1,970	929	1,041	0.43	0.40	10.31	8.82	130.01	15.25	15,875	13,653	148	0.50	0.47	17.24	15.75	136.94	47.2	0.0
NVSL Naug Vlly Fin MHC of CT (45.0)	7,604	3,422	4,182	0.25	0.25	6.67	6.64	43.37	10.70	44,747	38,483	416	0.30	0.30	11.73	11.70	48.43	45.0	0.0
ONFC Oneida Fincl MHC of NY (44.0)	7,693	3,383	4,310	0.44	0.51	6.88	5.01	58.05	11.12	47,927	41,217	446	0.50	0.57	12.24	10.37	63.41	44.0	0.0
PBHC Pathfinder BC MHC of NY (35.7)	2,463	880	1,583	0.28	0.27	8.76	7.01	123.05	13.00	20,579	17,698	192	0.36	0.35	15.95	14.20	130.24	35.7	0.0
PSBH PSB Hldgs Inc MHC of CT (46.3)	6,943	3,213	3,730	0.21	0.30	7.59	7.59	50.03	10.86	40,508	34,837	377	0.26	0.35	12.61	12.61	55.05	46.3	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Association will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Association's shareholders. However, we have considered the impact of the Association's adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that the valuation conclusion as contained in the Original Appraisal, as amended, remains appropriate. Therefore, as of January 13, 2006, the forma market value of Mutual Federal's full conversion offering equaled $27,500,000 at the midpoint, equal to 2,750,000 shares at $10.00 per share.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Association's reported earnings equaled $780,000 for the twelve months ended November 30, 2005. In deriving Mutual Federal's core earnings, the adjustment made to reported earnings was to eliminate net gains on the sale of Freddie Mac stock, which equaled $483,000 for the same twelve month period. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39%, the Association's core earnings were determined to equal $485,000 for the twelve months ended November 30, 2005. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 10
Mutual Federal Savings and Loan Association of Chicago
Calculation of Estimated Core Earnings
Twelve Months Ended November 30, 2005

	Amount ($000)
Net income	$ 780
Less: Gain on sale of Freddie Mac Stock(1)	(483)
Add back: Tax Benefit @ 39%	188
Core earnings estimate	$ 485

Based on Mutual Federal's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Association's reported and core P/E multiples (fully-converted basis) at the midpoint value of $27.5 million equaled 27.29 times and 38.56 times, respectively. The Association's updated reported and core P/E multiples provided for a discount of 5.3% on a P/E basis and a 38.0% premium relative to the Peer Group's updated average reported and core P/E multiples of 28.81 times and 27.94 times, respectively (versus a discount of 37.1% and a premium of 38.1% relative to the Peer Group's average reported and core P/E multiples as indicated in the Original Appraisal). At the super range value of $36.4 million, the Association's reported and core P/E multiples equaled 33.47 times and 45.93 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Association's P/E multiples at the top of the super range reflected premiums of 16.2% and 64.4% on a reported and core earnings basis, respectively. The Association's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 11, and the pro forma calculations are detailed in Exhibits 3 and 4.

On an MHC reported basis, the Association's reported and core P/E multiples at the midpoint value of $27.5 million equaled 35.68 times and 57.75 times, respectively. The Association's updated reported and core P/E multiples provided for a premiums of 30.9% and 100.5% relative to the Peer Group's average reported and core P/E multiples of 27.25 times and 28.80 times, respectively (versus a discount of 31.2% on a reported earnings basis and a premium of 97.2% relative to the Peer Group's average reported and core P/E multiples as indicated in the Original Appraisal). The Association's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are indicated in Table 12, and the pro forma calculations are detailed in Exhibits 5 and 6.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $27.5 million midpoint value, the Association's P/B and P/TB ratios (fully-converted basis) both equaled 66.27%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 88.56% and 92.06%, respectively, Mutual Federal's updated ratios were discounted by 25.2% and 28.0% (versus discounts of 25.0% and 27.9% from the Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). At the super range value of $36.4 million, the Association's P/B and P/TB ratios both equaled 73.94%. In comparison to the Peer Group's average P/B and P/TB ratios, the Association's P/B and P/TB ratios at the top of the super range reflected discounts of 16.5% and 19.7%, respectively.

On an MHC reported basis, the Association's P/B and P/TB ratios at the $27.5 million updated midpoint value both equaled 111.86%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 166.28% and 178.59%, respectively, Mutual Federal's updated ratios were discounted by 32.7% on a P/B basis and 37.4% on a P/TB basis (versus discounts of 32.6% and 37.2% from the Peer Group's P/B and P/TB ratios as indicated in the Original appraisal).

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Financial Services Industry Consultants
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Arlington, Virginia 22209
(703) 528-1700

Table 11

MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Mutual Federal Bancorp Inc of IL and the Comparables
As of January 13, 2006

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Mutual Federal Bancp Inc of IL																			
Superrange	$10.00	$36.37	$0.30	$13.52	33.47	73.94	37.94	73.94	45.93	$0.00	0.00	0.00	$96	51.32	0.07	1.13	2.21	0.83	1.61
Range Maximum	10.00	31.63	0.33	14.25	30.29	70.16	34.47	70.16	42.18	$0.00	0.00	0.00	92	49.13	0.07	1.14	2.32	0.82	1.66
Range Midpoint	10.00	27.50	0.37	15.00	27.29	66.27	31.20	66.27	38.56	$0.00	0.00	0.00	88	47.07	0.07	1.14	2.43	0.81	1.72
Range Minimum	10.00	23.38	0.42	16.22	24.07	61.65	27.64	61.65	34.54	$0.00	0.00	0.00	85	44.83	0.07	1.15	2.56	0.80	1.78
All Public Companies(7)																			
Averages	19.50	401.47	0.93	13.16	19.79	152.49	16.90	170.69	21.42	0.63	2.17	33.65	2,677	11.22	0.46	0.72	7.45	0.68	6.88
Medians	16.43	94.42	0.76	12.09	16.76	141.42	14.46	159.76	18.83	0.60	2.22	19.04	790	9.57	0.28	0.76	6.43	0.73	6.29
All Non-MHC State of IL(7)																			
Averages	24.30	369.53	1.31	19.06	22.36	118.41	14.10	125.42	23.02	0.47	1.78	36.65	2,531	11.97	1.18	0.65	5.86	0.64	5.72
Medians	18.57	35.90	0.91	17.73	21.81	112.41	13.58	118.51	20.41	0.48	2.12	39.78	335	10.97	0.75	0.58	5.01	0.64	4.89
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	14.03	46.61	0.47	15.04	28.81	88.56	20.79	92.06	27.94	0.33	2.46	43.26	326	23.51	0.36	0.72	3.03	0.74	3.12
Medians	12.37	72.00	0.48	14.75	26.89	88.23	20.18	90.38	27.15	0.33	2.33	39.27	334	23.12	0.22	0.74	2.71	0.76	2.85
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	26.64	99.66	0.54	29.83	NM	89.31	21.66	89.31	NM	0.36	1.35	46.67	461	24.23	1.02	0.41	1.70	0.44	1.80
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.74	116.45	0.29	13.34	39.13	88.01	33.70	88.01	NM	0.24	2.04	NM	346	38.29	0.10	0.89	2.24	0.86	2.17
FFFS First Fed Serv MHC of IL(45.0)	13.50	52.52	0.58	15.92	23.28	84.80	32.17	84.80	23.28	0.44	3.26	NM	165	37.93	0.40	1.40	3.67	1.40	3.67
GOV Gouverneur Bcp MHC of NY(42.6)	11.40	26.05	0.49	13.79	22.35	82.67	19.29	82.67	23.27	0.28	2.46	57.14	135	23.33	0.33	0.92	3.74	0.89	3.59
GCBC Green Co Bcrp MHC of NY (44.2)	16.12	66.61	0.76	15.70	21.21	102.68	20.62	102.68	21.21	0.44	2.73	57.89	323	20.09	0.11	0.97	4.91	0.97	4.91
JXSB Jcksnville Bcp MHC of IL(47.2)	15.25	30.04	0.47	17.24	30.50	88.46	11.16	96.83	32.45	0.30	1.97	43.83	278	12.59	0.65	0.37	2.89	0.34	2.72
NVSL Naug Vlly Fin MHC of CT (45.0)	10.70	81.36	0.30	11.73	35.67	91.22	22.09	91.45	35.67	0.16	1.50	53.33	368	24.22	0.09	0.67	2.54	0.67	2.54
ONFC Oneida Fincl MHC of NY (44.0)	11.12	85.55	0.57	12.26	23.24	90.85	17.56	107.23	19.51	0.44	3.96	NM	408	19.30	0.06	0.81	4.11	0.93	4.68
PSBH PSB Hldgs Inc MHC of CT (46.3)	10.86	75.40	0.35	12.61	NM	86.12	19.73	86.12	31.03	0.24	2.21	48.57	382	22.91	0.03	0.48	2.21	0.65	2.97
PBHC Pathfinder BC MHC of NY (35.7)	13.00	32.02	0.35	15.95	36.11	81.50	9.98	91.55	37.14	0.41	3.15	NM	321	12.25	0.85	0.27	2.24	0.37	2.19

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.x

Public Market Pricing
Mutual Federal Bancorp Inc of IL and the Comparables
As of January 13, 2006

	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Dividends(4): Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
Mutual Federal Bancp Inc of IL																			
Superrange	$10.00	$10.81	$0.21	$7.38	47.05	135.58	49.49	135.58	78.04	$0.00	0.00	0.00	$73	36.50	0.09	1.05	2.88	0.65	1.78
Range Maximum	10.00	9.40	0.24	8.10	40.98	123.41	43.75	123.41	66.28	$0.00	0.00	0.00	72	35.45	0.09	1.07	3.01	0.66	1.86
Range Midpoint	10.00	8.25	0.26	8.94	35.68	111.86	38.60	111.86	57.75	$0.00	0.00	0.00	71	34.51	0.09	1.08	3.14	0.67	1.94
Range Minimum	10.00	7.01	0.33	10.07	30.36	99.29	33.30	99.29	49.19	$0.00	0.00	0.00	70	33.53	0.09	1.10	3.27	0.68	2.02
All Public Companies(7)																			
Averages	19.50	401.67	0.93	13.16	19.71	152.49	16.98	170.49	21.42	0.43	2.17	33.45	2,477	11.32	0.44	0.72	7.45	0.68	6.88
Medians	16.43	94.42	0.76	12.09	15.74	141.62	14.84	159.74	18.83	0.40	2.22	19.06	790	9.57	0.28	0.76	6.83	0.71	6.29
All Non-MHC State of IL(7)																			
Averages	24.30	349.53	1.31	19.86	22.34	118.41	14.19	135.42	23.03	0.47	1.78	35.45	2,531	11.97	1.18	0.65	5.86	0.64	5.72
Medians	18.07	35.90	0.91	17.73	21.81	112.41	13.58	118.51	20.41	0.48	2.12	39.78	335	10.97	0.71	0.58	5.02	0.64	4.89
Comparable Group Averages																			
Averages	16.03	24.58	0.30	8.36	27.25	166.28	21.40	178.59	28.00	0.33	2.46	30.14	291	14.04	0.34	0.68	4.63	0.71	4.82
Medians	15.37	26.44	0.36	8.07	25.33	169.55	22.39	167.02	26.49	0.33	2.33	32.48	297	13.31	0.22	0.71	3.92	0.73	4.15
State of IL																			
BFIN BankFinancial Corp. of IL	16.45	365.77	0.46	13.32	33.98	113.41	23.25	119.65	33.98	0.00	0.00	0.00	1,571	20.48	0.44	0.68	3.33	0.68	3.33
BFC BFC Bancorp, Inc of Elgin IL(7)	16.55	107.16	1.47	16.43	25.78	187.47	16.14	187.47	30.69	0.65	1.88	38.52	1,034	8.61	0.32	0.65	7.65	0.61	5.53
FBTC First BancTrust Corp of IL	12.40	29.52	0.46	11.08	21.81	112.18	12.31	112.18	28.25	0.24	1.93	54.55	240	10.97	1.04	0.58	5.02	0.45	3.87
FFBI First Federal Bancshares of IL	18.37	19.10	0.91	17.73	16.57	104.74	6.89	112.68	20.41	0.48	2.58	52.75	335	6.58	NA	0.39	5.38	0.35	4.89
MAFB MAF Bancorp, Inc. of IL	43.47	1,510.19	2.95	30.14	13.74	144.23	13.58	214.14	14.74	0.92	2.12	31.19	10,259	9.42	0.35	1.03	10.60	0.96	9.90
PFED Park Bancorp of Chicago IL	32.08	35.90	1.81	27.07	23.59	118.51	14.87	118.51	17.72	0.72	2.24	39.78	248	12.31	2.04	0.58	4.77	0.79	6.41
Comparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	26.69	18.10	0.32	9.93	NM	267.20	13.92	267.20	NM	0.36	1.35	NM	383	4.95	1.02	0.26	2.84	0.29	3.14
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.74	52.40	0.23	7.74	NM	150.71	40.08	150.71	NM	0.24	2.56	NM	271	26.40	0.10	0.85	3.07	0.81	2.94
FFFS First Fed Serv MHC of IL(45.0)	17.50	29.01	0.51	9.53	26.47	141.66	17.94	141.66	26.47	0.44	2.38	NM	139	26.78	0.40	1.46	5.42	1.86	5.42
GOV Gouverneur Bcp MHC of NY(42.0)	12.40	11.10	0.43	8.17	25.13	139.53	15.33	139.53	26.51	0.28	2.46	27.74	132	15.27	0.33	0.51	5.40	0.97	5.35
GCBC Greene Co Bcrp MHC of NY (44.2)	16.12	29.47	0.60	7.97	23.71	202.26	22.69	202.26	25.71	0.44	2.73	38.63	251	11.32	0.11	0.97	8.79	0.97	8.79
JXSB Jacksonville Bcp MHC of IL(47.2)	15.25	16.17	0.40	10.31	35.47	147.91	13.73	172.98	38.13	0.30	1.97	35.37	206	7.93	0.65	0.33	4.23	0.31	3.99
NVSL Naug Vlly Fin MHC of CT (45.0)	10.70	36.42	0.25	4.67	NM	165.43	26.87	161.34	NM	0.16	1.50	28.00	330	15.38	0.09	0.43	3.49	0.43	3.49
ONFC Oneida Finl MHC of NY (44.0)	11.12	37.42	0.51	4.88	25.27	161.63	19.14	221.90	21.80	0.44	3.96	NM	447	11.85	0.06	0.78	6.45	0.91	7.48
PSBH PSB Hldgs Inc MHC of CT (44.2)	10.86	34.46	0.30	7.53	NM	143.09	15.73	143.09	36.20	0.24	2.21	NM	347	15.17	0.03	0.43	3.11	0.62	4.44
PBHC Pathfinder BC MHC of NY (35.7)	13.00	15.16	0.27	8.74	NM	148.62	12.56	185.42	NM	0.41	3.15	NM	303	7.13	0.85	0.23	3.18	0.22	3.08

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent mutual holding company offerings. As indicated in the Original Appraisal, the pricing characteristics of recent mutual holding company offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The two recently completed MHC offerings had an average pro forma price/tangible book ratio of 74.2% (fully-converted basis) and, on average, appreciated 1.3% during the first week of trading. In comparison, the Association's P/TB ratio of 66.27% at the updated midpoint value reflects an implied discount of 10.7% relative to the average pro forma P/TB ratio of the recent MHC offerings. At the super range, the Association's P/TB ratio of 73.94% reflects an implied discount of 0.4% relative to the average pro forma P/TB ratio of the recent MHC offerings. The average fully-converted current P/TB ratio of the two recent MHC offerings that are traded on the OTCBB equaled 73.7%, based on closing market prices as of January 13, 2006. In comparison to the current P/TB ratio of these OTCBB MHC offerings, the Association's P/TB ratio at the midpoint value reflects an implied discount of 10.1% and at the top of the super range the Association's pro forma P/TB ratio is at an implied premium of 0.3%.

3. P/A Approach. P/A ratios are generally not a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $27.5 million updated midpoint value, Mutual Federal's full conversion pro forma P/A ratio equaled 31.20%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 20.79%, Mutual Federal's P/A ratio indicated a premium of 50.1% (versus a premium of 48.8% at the midpoint valuation in the Original Appraisal). At the super range value of $36.4 million, the Association's P/A ratio of 37.94% reflected an implied premium of 82.5% relative to the Peer Group's average P/A ratio.

On an MHC reported basis, Mutual Federal's pro forma P/A ratio at the $27.5 million updated midpoint value equaled 38.60%. In comparison to the Peer Group's average P/A ratio of 23.40%, Mutual Federal's P/A ratio indicated a premium of 65.0% (versus a premium of 63.2% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Our analysis indicates that the Association's estimated pro forma market value should remain as set forth in the Original Appraisal. Accordingly, it is our opinion that, as of January 13, 2006, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $27,500,000 at the midpoint, equal to 2,750,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $23.4 million and a maximum value of $31.6 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of

2,337,500 at the minimum and 3,162,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $36.4 million without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 3,636,875. The Board of Directors has established a public offering range such that the public ownership of the Association will constitute a 30.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $7.0 million at the minimum, $8.3 million at the midpoint, $9.5 million at the maximum and $10.9 million at the super maximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 11 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 12 and are detailed in Exhibits 5 and 6.

Respectfully submitted,

RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

James J. Oren
Senior Vice President


EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
1	Stock Prices: As of January 13, 2006
2	Peer Group Core Earnings Analysis
3	Pro Forma Analysis Sheet - Fully Converted Basis
4	Pro Forma Effect of Conversion Proceeds - Fully Converted Basis
5	Pro Forma Analysis Sheet - Minority Stock Offering
6	Pro Forma Effect of Stock Proceeds - Minority Stock Offering
7	Firm Qualifications Statement

EXHIBIT 1

Stock Prices
As of January 13, 2006

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A
Weekly Thrift Market Line - Part One
Prices As Of January 13, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(137)	20.62	24,443	462.1	23.56	17.56	20.48	0.63	-0.38	1.68	1.19	1.07	14.49	12.89	146.54
SAIF-Insured Thrifts(111)	20.30	16,799	370.5	23.38	17.22	20.12	0.75	-0.87	1.72	1.18	1.03	14.39	12.94	149.83
BIF-Insured Thrifts(26)	22.00	57,159	854.4	24.26	18.91	22.00	0.13	1.72	1.49	1.22	1.22	14.89	12.70	153.46
NYSE Traded Companies(12)	30.38	106,678	2,451.3	34.22	24.92	30.01	0.75	4.83	3.57	2.59	1.73	18.27	15.45	239.66
AMEX Traded Companies(6)	17.40	4,243	60.4	20.86	15.89	17.46	-0.54	-12.57	-0.72	0.97	0.96	14.66	14.16	181.20
NASDAQ Listed OTC Companies(119)	19.89	17,515	290.8	22.65	16.91	19.70	0.67	-0.35	1.60	1.07	1.01	14.12	12.59	158.97
California Companies(12)	29.49	20,042	720.6	33.25	24.13	28.96	1.49	4.18	3.85	2.60	1.61	17.89	16.98	251.35
Florida Companies(7)	22.81	26,395	548.4	25.63	18.05	22.68	0.77	2.30	3.70	1.03	1.00	9.95	9.07	146.87
Mid-Atlantic Companies(38)	18.39	53,782	907.8	21.02	15.73	18.44	-0.13	-1.76	1.19	1.09	1.00	12.07	10.25	143.21
Mid-West Companies(46)	20.01	9,092	180.7	23.47	17.25	19.86	0.69	-2.62	1.41	1.00	0.94	15.88	14.22	172.98
New England Companies(13)	21.53	17,755	288.6	24.35	18.58	21.47	0.33	2.68	1.33	1.03	1.07	15.81	13.63	153.05
North-West Companies(6)	24.46	18,622	453.3	25.23	21.07	24.07	1.34	5.39	1.54	1.56	1.51	16.51	14.21	159.05
South-East Companies(12)	18.07	9,045	126.7	20.52	15.87	17.71	1.79	-5.53	1.66	0.89	0.83	13.91	13.28	141.60
South-West Companies(2)	16.65	13,653	243.2	19.08	14.33	16.52	0.69	7.68	0.50	1.02	0.91	13.17	9.90	167.07
Western Companies (Excl CA)(1)	19.00	6,621	125.8	19.43	11.75	18.90	0.53	50.79	1.01	2.60	4.00	15.07	15.07	306.29
Thrift Strategy(131)	20.24	21,914	403.2	23.16	17.23	20.09	0.64	-0.48	1.53	1.14	1.03	14.44	12.86	164.68
Mortgage Banker Strategy(4)	24.43	112,782	2,457.2	27.12	21.09	24.03	1.40	0.43	5.91	2.03	1.51	14.20	11.58	176.13
Real Estate Strategy(1)	10.77	7,716	83.1	15.65	10.26	10.94	-1.55	-10.92	1.22	0.73	0.64	8.70	8.70	110.33
Diversified Strategy(1)	63.51	6,470	410.9	65.00	49.50	64.33	-1.27	9.27	3.69	4.28	4.23	26.80	26.56	419.05
Companies Issuing Dividends(124)	21.11	25,879	491.2	24.09	18.02	20.99	0.59	-1.14	1.65	1.21	1.08	14.82	13.14	166.85
Companies Without Dividends(13)	16.10	11,294	195.6	18.54	13.18	15.79	1.02	6.59	1.92	1.02	0.98	11.45	10.62	163.64
Equity/Assets <6%(12)	19.70	15,100	295.7	23.66	15.83	19.48	0.71	-3.95	2.32	1.28	1.16	13.41	12.74	267.67
Equity/Assets 6-12%(90)	22.29	15,400	366.8	25.37	19.06	22.13	0.70	-1.03	1.55	1.39	1.19	14.87	13.57	179.34
Equity/Assets >12%(35)	16.37	52,815	786.6	18.47	14.02	16.30	0.40	2.74	1.78	0.63	0.69	13.85	11.08	93.41
Converted Last 3 Mths (no MHC)(2)	12.30	7,828	100.3	12.80	9.26	12.16	0.89	33.40	1.98	0.35	0.35	12.25	11.93	61.40
Actively Traded Companies(10)	27.34	51,317	1,244.6	30.44	24.02	27.04	1.18	-3.71	1.75	1.84	1.79	18.17	15.93	282.88
Market Value Below $20 Million(7)	9.76	1,913	15.3	11.97	8.73	9.78	-0.50	-12.27	-1.16	0.02	-0.15	9.73	9.38	131.88
Holding Company Structure(131)	20.76	25,437	481.8	23.57	17.62	20.59	0.69	0.08	1.77	1.19	1.07	14.57	12.90	167.14
Assets Over $1 Billion(58)	23.56	53,151	1,016.6	26.02	19.33	23.37	0.75	3.67	3.10	1.52	1.27	16.33	11.89	176.63
Assets $500 Million-$1 Billion(41)	20.15	5,333	92.0	23.43	17.61	20.10	0.19	-0.62	0.91	1.13	1.10	15.02	13.65	174.01
Assets $250-$500 Million(22)	18.33	2,792	44.7	21.73	16.62	18.05	1.53	-7.58	0.70	1.01	0.97	14.69	13.86	164.54
Assets less than $250 Million(16)	14.33	1,999	25.0	17.30	12.07	14.31	0.16	-4.49	-0.05	0.39	0.39	13.33	13.12	119.23
Goodwill Companies(97)	22.33	23,680	507.6	25.21	19.00	22.13	0.86	-0.06	1.95	1.31	1.14	15.40	13.25	176.61
Non-Goodwill Companies(37)	16.72	24,214	317.5	19.04	14.33	16.73	-0.02	-1.52	0.64	0.93	0.92	12.57	12.57	144.36
Acquirors of FSLIC Cases(4)	29.98	39,897	1,041.6	31.42	23.66	29.52	2.34	10.98	2.43	2.61	1.68	19.46	19.21	233.06

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of January 13, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(34)	15.13	22,930	167.0	17.45	13.02	14.94	1.30	1.76	2.49	0.36	0.38	8.01	7.62	61.74
SAIF-Insured Thrifts(22)	14.06	17,811	101.0	15.85	12.37	13.94	0.89	1.12	1.74	0.32	0.32	7.73	7.46	55.21
BIF-Insured Thrifts(12)	17.10	32,317	288.0	20.40	14.23	16.78	2.06	2.92	3.87	0.43	0.48	8.54	7.92	73.78
AMEX Traded Companies(2)	18.18	4,042	58.3	20.43	16.48	17.72	2.26	-10.34	2.18	0.53	0.52	10.07	10.07	68.04
NASDAQ Listed OTC Companies(32)	14.94	23,985	173.8	17.27	12.81	14.77	1.24	2.51	2.51	0.35	0.37	7.89	7.47	61.34
California Companies(1)	12.07	16,403	46.9	15.10	10.95	12.15	-0.66	-17.39	0.58	0.33	0.33	6.35	6.04	48.81
Mid-Atlantic Companies(16)	13.51	22,333	120.8	16.42	11.61	13.31	1.42	-2.56	2.83	0.32	0.37	7.72	7.19	67.21
Mid-West Companies(6)	16.30	22,049	166.7	18.36	14.61	15.95	0.98	0.70	1.73	0.42	0.43	8.90	8.35	63.78
New England Companies(7)	16.43	30,742	335.2	17.84	13.70	16.16	2.06	12.66	3.36	0.37	0.39	8.17	8.05	58.63
South-East Companies(3)	20.78	15,130	86.2	22.37	17.18	20.57	0.85	7.70	1.06	0.38	0.38	8.42	8.26	45.33
Western Companies (Excl CA)(1)	12.35	14,911	73.2	13.42	11.00	12.43	-0.64	2.07	1.81	0.35	0.38	6.80	6.80	46.25
Thrift Strategy(33)	14.63	19,334	114.5	16.94	12.69	14.43	1.36	0.87	2.49	0.34	0.37	7.99	7.68	61.28
Diversified Strategy(1) *	31.86	141,600	1,898.5	33.75	23.99	32.05	-0.59	30.95	2.58 *	0.92	0.82	8.95	8.90	76.91
Companies Issuing Dividends(26)	16.27	21,533	175.9	19.09	14.05	16.08	1.16	-1.83	2.41	0.42	0.41	8.29	7.79	65.40
Companies Without Dividends(8)	11.45	27,471	138.0	12.35	9.71	11.26	1.77	13.41	2.76	0.17	0.28	7.11	7.08	49.82
Equity/Assets <6%(1)	13.25	5,912	28.5	18.00	12.32	12.92	2.55	-19.78	1.92	0.10	0.25	7.11	6.47	137.47
Equity/Assets 6-12%(10)	19.19	29,979	327.3	23.60	16.50	18.99	1.04	-3.96	2.77	0.56	0.57	9.08	8.19	96.46
Equity/Assets >12%(23)	13.45	20,608	103.3	14.76	11.55	13.27	1.36	5.18	2.39	0.28	0.30	7.59	7.41	44.23
Holding Company Structure(30)	14.96	19,372	117.1	17.32	12.98	14.73	1.50	1.27	2.72	0.35	0.38	8.11	7.70	63.63
Assets Over $1 Billion(8)	21.87	66,076	548.6	23.45	18.38	21.62	1.49	16.29	4.49	0.51	0.54	9.14	8.48	67.19
Assets $500 Million-$1 Billion(10)	13.46	14,396	78.0	15.00	11.80	13.36	0.54	-0.30	1.50	0.29	0.33	7.40	7.31	61.66
Assets $250-$500 Million(14)	12.86	7,204	33.9	16.11	11.02	12.64	1.75	-2.70	2.24	0.30	0.32	7.69	7.18	61.13
Assets less than $250 Million(2)	12.45	3,103	17.5	15.13	11.75	12.31	1.19	-14.96	1.16	0.48	0.47	8.85	8.85	44.54
Goodwill Companies(15)	15.91	25,777	220.0	19.07	13.28	15.72	1.51	1.17	3.48	0.36	0.36	8.10	7.21	70.28
Non-Goodwill Companies(19)	14.52	20,683	125.2	16.18	12.82	14.33	1.14	2.32	1.71	0.35	0.39	7.94	7.94	54.93
MHC Institutions(34)	15.13	22,930	167.0	17.45	13.02	14.94	1.30	1.76	2.49	0.36	0.38	8.01	7.62	61.74

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of January 13, 2006

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	12 Mo. EPS(3) ($)	Core EPS(3) ($)	Value/ Share ($)	Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies														
AP Astoria Financial Corp. of NY	30.13	106,930	3,221.8	30.40	23.80	29.80	1.11	17.24	2.48	2.12	2.20	12.97	11.24	211.64
BBX BankAtlantic Bancorp of FL	14.92	60,739	906.2	19.73	13.29	14.90	0.13	-17.93	6.57	1.28	1.29	8.62	7.21	104.59
DSL Downey Financial Corp. of CA	70.19	27,854	1,955.1	80.84	53.03	70.01	0.26	32.83	2.63	7.97	4.86	42.06	41.95	596.74
FED FirstFed Financial Corp. of CA	58.23	16,556	964.1	65.32	47.84	56.00	3.98	17.00	6.88	4.83	4.83	32.57	32.34	595.01
FBC Flagstar Bancorp, Inc. of MI	14.57	62,368	908.7	22.42	12.62	14.75	-1.22	-30.78	1.18	1.33	0.93	12.06	12.06	247.64
NDE IndyMac Bancorp, Inc. of CA	41.79	64,184	2,682.2	46.25	32.83	39.69	5.29	21.52	7.18	4.42	-1.41	23.06	21.80	305.80
NYB New York Community Bcrp of NY*	17.14	266,011	4,559.4	19.53	15.49	17.00	0.82	-6.13	3.75	1.27	1.29	12.23	4.64	94.04
NAL NewAlliance Bancshares of CT*	14.60	113,637	1,659.1	15.10	12.98	14.66	-0.41	1.32	0.41	0.46	0.47	12.09	7.87	57.79
PFB PFF Bancorp, Inc. of Pomona CA	31.50	24,433	769.6	32.41	26.09	32.08	-1.81	11.23	3.21	1.94	1.92	14.09	14.04	161.87
PFS Provident Fin. Serv. Inc of NJ*	18.96	69,373	1,315.3	19.00	15.85	18.71	1.34	5.57	2.43	0.88	0.88	15.54	9.25	89.02
SOV Sovereign Bancorp, Inc. of PA	22.20	361,378	8,022.6	24.79	20.05	22.48	-1.25	1.28	2.68	2.00	1.81	15.68	7.53	174.17
WES *Westcorp of Irvine CA(8) +	68.12	52,251	3,559.3 +	69.08	39.98	68.47	-0.51	49.22	3.27	4.75 +	4.83	29.30	29.30	325.34+
AMEX Traded Companies														
CNY Carver Bancorp, Inc. of NY	15.12	2,513	38.0	20.07	15.00	15.25	-0.85	-23.44	-1.82	1.09	1.19	18.90	18.90	257.74
EFC EFC Bancorp, Inc of Elgin IL(8)	34.55	4,838	167.2	35.24	24.60	34.60	-0.14	32.12	0.58	1.34	1.67	18.43	18.43	214.04
FDT Federal Trust Corp of FL	12.49	8,299	103.7	12.64	9.85	12.43	0.48	22.69	-1.11	0.45	0.48	5.21	5.21	86.49
GOV Gouverneur Bcp MHC of NY(42.6)	11.40	2,285	11.1	15.00	10.85	11.25	1.33	-24.00	0.44	0.45	0.43	8.17	8.17	53.49
SZB SouthFirst Bancshares of AL	12.15	709	8.6	15.95	11.40	12.00	1.25	-23.58	2.53	0.05	0.15	14.70	13.94	196.25
TSH Teche Hlding Cp of N Iberia LA	38.75	2,290	88.7	39.55	35.51	38.81	-0.15	2.65	-0.92	2.27	2.31	26.79	25.05	295.58
WSB Washington SB, FSB of Bowie MD	8.50	7,402	62.9	16.10	7.70	8.80	-3.41	-41.18	-2.30	0.97	0.66	7.71	7.71	69.95
WFD Westfield Finl MHC of MA(43.0)*	24.95	9,839	105.6	25.85	22.10	24.18	3.18	3.31	3.92	0.61	0.61	11.97	11.97	82.58
NASDAQ Listed OTC Companies														
ABBC Abington Com Bcp MHC PA (45.0)	13.22	15,870	94.4	13.75	10.30	13.47	-1.86	2.08	1.93	0.39	0.39	7.33	7.33	52.22
ALLB Alliance Bank MHC of PA (20.0)*	26.64	3,461	18.3	35.15	21.50	25.69	3.70	-23.12	0.95	0.29	0.32	9.97	9.97	111.39
ASBI Ameriana Bancorp of IN	12.89	3,162	40.8	15.57	11.75	12.36	4.29	-11.18	-0.46	0.63	0.61	11.62	11.44	139.85
ABNJ American Bancorp of NJ	10.11	14,169	143.2	10.98	6.55	10.03	0.80	49.12	1.92	0.16	0.17	8.87	8.87	37.35
ABCW Anchor BanCorp Wisconsin of WI	31.69	22,080	699.7	32.98	25.97	31.38	0.99	14.82	4.45	2.02	1.93	14.28	13.38	190.42
ACFC Atl Cst Fed Cp of GA MHC(39.9)	14.42	14,521	83.5	14.85	10.69	14.58	-1.10	13.81	2.56	0.28	0.28	6.71	6.51	50.49
ALFC Atlantic Liberty Fincl of NY(8)	22.25	1,682	37.4	30.00	21.25	22.44	-0.85	-2.67	-0.67	1.02	1.02	17.09	17.09	105.30
BCSB BCSB Bankcorp MHC of MD (36.4)	13.25	5,912	28.5	18.00	12.32	12.92	2.55	-19.70	1.92	0.10	0.25	7.11	6.67	137.47
BFCF BFC Financial Corp. of FL	6.10	36,235	208.8	11.34	4.90	5.95	2.52	-35.24	10.51	0.33	0.33	3.27	0.65	206.34
BKMU Bank Mutual Corp of WI	11.05	63,130	697.6	12.35	10.00	10.97	0.73	-4.91	4.25	0.48	0.45	8.74	7.84	55.56
BFIN BankFinancial Corp. of IL	14.95	24,466	365.8	15.00	12.99	14.72	1.56	69.50	1.84	0.44	0.44	13.30	12.50	64.30
BKUNA BankUnited Fin. Corp. of FL	26.45	30,288	804.8	30.25	20.18	27.12	-1.73	-9.29	0.30	0.90	0.76	16.59	15.65	353.24
BFBC Benjamin Frkln Bncrp Inc of MA*	13.85	8,489	117.6	14.80	9.91	14.11	-1.84	38.50	-1.56	-0.29	0.17	12.69	8.18	100.86
BHLB Berkshire Hills Bancorp of MA*	35.03	8,566	300.1	37.25	30.97	35.38	-0.99	-4.16	4.57	0.77	1.27	28.68	17.03	237.34
BRBI Blue River Bancshares of IN	5.18	3,507	18.2	5.65	4.51	5.14	0.78	-0.58	-0.38	0.09	0.16	4.76	3.76	62.51
BOFI Bofi Holding, Inc. Of CA	8.03	8,300	66.6	12.00	7.54	8.00	0.37	0.37	0.37	0.32	0.30	7.53	7.53	78.85
BYFC Broadway Financial Corp. of CA	11.25	1,520	17.1	13.17	10.20	11.00	2.27	-10.00	2.74	0.93	0.90	9.48	9.48	197.80
BRKL Brookline Bancorp, Inc. of MA*	14.76	61,585	909.0	16.71	13.76	14.81	-0.34	-3.53	4.16	0.33	0.33	9.77	9.03	35.84
BFSB Brooklyn Fed MHC of NY (30.0)	11.06	13,225	43.9	12.30	9.11	11.06	0.00	10.60	0.00	0.29	0.29	5.69	5.69	25.77
CITZ CFS Bancorp, Inc of Munster IN	14.44	12,135	175.2	14.54	12.90	14.49	-0.35	2.78	0.98	-0.13	-0.07	11.84	11.73	103.85
CFFN Capitol Fd Fn MHC of KS (29.7)	33.41	74,287	742.6	37.31	32.70	33.30	0.33	-1.95	3.03	0.88	0.88	11.64	11.64	113.21
CEBK Central Bncrp of Somerville MA*	28.55	1,590	45.4	32.00	25.20	28.50	0.18	-1.55	2.15	1.78	1.65	24.55	23.15	339.49
CFBK Central Federal Corp. of OH	7.52	2,244	16.9	13.50	7.07	8.05	-6.58	-43.50	-4.08	-1.56	-1.62	7.66	7.66	70.34
CHFN Charter Fincl MHC of GA (19.1)	36.64	19,429	137.1	40.66	30.60	36.07	1.58	-3.60	2.60	0.58	0.35	12.39	12.10	53.52
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.74	9,919	52.4	13.05	10.86	11.70	0.34	-3.14	0.43	0.24	0.23	7.79	7.79	29.29
CTZN Citizens First Bancorp of MI	25.26	8,179	206.6	25.70	19.50	25.10	0.64	4.81	7.17	1.08	1.15	20.47	18.86	194.67
CSBC Citizens South Banking of NC	12.20	7,216	88.0	14.24	11.41	11.94	2.18	-12.54	2.09	0.42	0.52	9.77	8.77	71.92
CSBK Clifton Svg Bp MHC of NJ(44.0)	10.12	29,975	133.4	12.00	9.98	10.07	0.50	-9.64	0.60	0.18	0.18	6.65	6.65	28.71
CFCP Coastal Fin. Corp. of SC	13.50	19,457	262.7	14.35	12.35	12.81	5.39	-8.85	4.98	0.88	0.85	5.00	5.00	79.33
COBK Colonial Bank MHC of NJ (46.0)	10.53	4,522	21.9	11.35	9.31	10.57	-0.38	5.30	-0.19	0.45	0.44	7.91	7.91	72.43
CCBI Commercial Capital Bcrp of CA	17.88	55,640	994.8	24.43	14.62	18.05	-0.94	-23.16	4.44	1.43	1.38	12.23	5.05	94.10
CFFC Community Fin. Corp. of VA	22.99	2,097	48.2	24.39	19.14	21.09	9.01	-0.56	8.19	1.95	2.01	15.75	15.75	194.50
DCOM Dime Community Bancshars of NY*	15.21	37,027	563.2	17.00	13.21	15.28	-0.46	-5.29	4.11	1.01	1.09	7.82	6.32	87.25
ESBF ESB Financial Corp. of PA	11.70	13,319	155.8	14.00	10.81	11.21	4.37	-16.43	4.28	0.87	0.86	9.82	6.38	137.54
ESBK Elmira Svgs Bank, FSB of NY*	27.28	1,204	32.8	33.82	23.62	27.95	-2.40	-1.52	0.33	2.20	2.03	19.04	18.72	267.29
FFDF FFD Financial Corp of Dover OH	19.50	1,192	23.2	20.50	13.50	19.50	0.00	20.00	-0.36	1.00	0.68	14.77	14.77	130.27
FMCO FMS Fin Corp. of Burlington NJ	17.20	6,503	111.9	21.71	13.83	17.10	0.58	-19.81	-2.05	1.13	1.12	11.42	11.11	186.60

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of January 13, 2006

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Price/ Share(1)	Outst-anding	Capital-ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2004(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)														
FFCO FedFirst Fin MHC of PA (45.0)	9.27	6,613	27.6	9.56	8.35	8.80	5.34	-7.30	4.27	-0.14	-0.06	7.00	6.84	42.70
FSBI Fidelity Bancorp, Inc. of PA	19.25	2,946	56.7	26.00	18.04	19.25	0.00	-12.06	2.01	1.32	1.28	14.27	13.32	230.07
FFFL Fidelity Bankshares, Inc of FL	34.50	25,101	866.0	35.05	22.27	34.40	0.29	35.29	5.50	1.16	1.19	11.14	10.30	156.96
FBTC First BancTrust Corp of IL	12.43	2,375	29.5	13.15	10.85	12.05	3.15	4.89	1.47	0.57	0.44	11.08	11.08	100.96
FBEI First Bancorp of Indiana of IN	21.75	1,587	34.5	22.50	18.90	20.50	6.10	12.11	-2.42	0.87	0.89	18.58	17.37	178.94
FBSI First Bancshares, Inc. of MO	17.82	1,554	27.7	22.75	15.95	18.04	-1.22	-15.14	-0.84	-0.06	-0.06	17.12	16.87	153.83
FCAP First Capital, Inc. of IN	17.60	2,592	45.6	21.00	16.67	17.39	1.21	-13.94	-1.68	1.38	1.32	16.14	13.88	168.85
FCFL First Community Bk Corp of FL	27.99	2,216	62.0	30.40	23.80	27.10	3.28	5.90	4.28	1.14	1.11	11.47	11.28	134.82
FDEF First Defiance Fin. Corp of OH	27.16	7,060	191.7	31.44	25.29	27.46	-1.09	-8.43	0.26	1.70	1.63	21.15	15.55	200.79
FFSW First Fed Banc of SW Inc of NM	15.00	3,930	59.0	20.00	14.00	15.00	0.00	7.14	-0.66	0.81	0.72	12.27	10.97	143.47
FFFS First Fed Serv MHC of IL(45.0)	13.50	3,920	23.8	15.25	12.65	13.36	1.05	-5.92	1.89	0.51	0.51	9.53	9.53	35.58
FFNM First Fed of N. Michigan of MI	9.00	3,111	28.0	14.18	8.30	8.93	0.78	-34.55	2.84	0.09	0.26	11.76	10.58	88.99
FFBH First Fed. Bancshares of AR	24.50	5,063	124.0	28.00	21.16	24.30	0.82	7.69	0.82	1.57	1.49	15.33	15.33	166.09
FFBI First Federal Bancshares of IL	18.57	1,244	23.1	26.99	17.02	18.50	0.38	-17.02	0.38	1.09	0.91	17.73	16.48	269.61
FFSX First Federal Bankshares of IA	20.75	3,549	73.6	25.00	17.30	19.85	4.53	-10.06	6.68	0.81	0.67	19.95	14.72	162.84
FFCH First Fin. Holdings Inc. of SC	31.70	12,116	384.1	33.87	24.75	30.49	3.97	7.31	3.19	2.16	2.24	14.12	12.23	208.19
FFHS First Franklin Corp. of OH	16.31	1,656	27.0	24.25	15.25	16.00	1.94	-14.11	1.87	0.64	0.84	14.81	14.81	170.45
FKFS First Keystone Fin., Inc of PA	19.45	2,024	39.4	24.70	16.37	19.90	-2.26	-17.02	0.05	0.30	0.04	13.93	13.93	255.99
FMSB First Mutual Bncshrs Inc of WA*	26.06	5,356	139.6	26.95	23.91	26.06	0.00	2.40	0.50	1.88	1.68	12.40	12.40	198.47
FNFG First Niagara Fin. Group of NY*	15.08	113,971	1,718.7	15.16	12.05	14.91	1.14	15.03	4.22	0.48	0.50	8.16	5.12	44.64
FNFI First Niles Fin., Inc. of OH	16.20	1,385	22.4	18.26	12.00	16.00	1.25	-11.43	2.86	0.77	0.51	11.62	11.62	72.06
FPTB First PacTrust Bancorp of CA	27.75	4,420	122.7	28.08	23.90	27.74	0.04	5.75	1.98	1.06	1.06	17.38	17.38	166.28
FPFC First Place Fin. Corp. of OH	25.29	15,077	381.3	25.94	16.66	25.38	-0.35	24.34	5.14	1.35	1.33	14.02	11.41	169.81
FBNW FirstBank NW Corp. of WA	33.60	3,004	100.9	33.60	25.00	32.75	2.60	20.47	5.00	2.40	2.16	25.20	18.80	270.63
FFIC Flushing Fin. Corp. of NY*	15.75	19,337	304.6	19.65	13.95	15.61	0.90	-14.73	1.16	1.18	1.20	8.86	8.66	119.25
FBTX Franklin Bank Corp of TX*	18.29	23,375	427.5	19.75	14.66	18.06	1.39	8.22	1.67	1.22	1.10	14.06	8.83	190.66
GSLA GS Financial Corp. of LA	15.63	1,284	20.1	19.46	13.86	14.99	4.27	-15.47	4.20	0.12	0.71	22.35	22.35	141.12
PEDE Great Pee Dee Bancorp of SC	15.08	1,802	27.2	20.00	13.98	15.50	-2.71	-2.65	-6.34	0.67	0.69	14.63	14.18	115.15
GAFC Greater Atlant. Fin Corp of VA	5.00	3,021	15.1	6.46	4.76	5.06	-1.19	-16.94	-4.94	-0.52	-1.46	5.18	4.86	112.81
GCBC Green Co Bcrp MHC of NY (44.2)*	16.12	4,132	29.5	19.00	13.88	15.87	1.58	-0.80	4.75	0.68	0.68	7.97	7.97	70.43
HFFC HF Financial Corp. of SD	19.55	3,572	69.8	27.00	17.00	19.00	2.89	3.22	2.89	1.32	1.16	15.25	13.86	256.98
HMNF HMN Financial, Inc. of MN	30.56	4,408	134.7	33.06	28.16	29.75	2.72	-6.69	3.59	2.20	2.05	19.97	19.05	222.85
HARB Harbor Florida Bancshrs of FL	37.00	23,977	887.1	39.94	32.05	36.86	0.38	13.95	-0.13	1.93	1.87	13.37	13.20	125.63
HARL Harleysville Svgs Fin Cp of PA	17.45	3,901	68.1	24.00	16.00	18.00	-3.06	1.93	-2.95	1.28	1.24	12.20	12.20	196.61
HWFG Harrington West Fncl Grp of CA	16.83	5,364	90.3	19.05	14.76	16.73	0.60	-7.78	1.45	1.58	1.55	10.85	9.61	209.11
HBOS Heritage Fn Gp MHC of GA(30.0)	11.29	11,241	38.1	11.40	10.26	11.06	2.08	12.90	-2.00	0.28	0.28	6.16	6.16	31.99
HIFS Hingham Inst. for Sav. of MA*	38.28	2,094	80.2	45.00	34.55	38.83	-1.42	-9.29	-1.34	2.94	2.94	22.72	22.72	288.54
HCFC Home City Fin. Corp. of OH	15.12	836	12.6	16.45	14.40	15.12	0.00	-4.97	-4.00	0.99	1.26	15.86	15.55	180.44
HOME Home Fed Bncp MHC of ID (39.8)	12.35	14,911	73.2	13.43	11.00	12.43	-0.64	2.07	1.81	0.35	0.38	6.80	6.80	46.25
HFBC HopFed Bancorp, Inc. of KY	16.43	3,640	59.9	22.00	15.00	16.00	2.69	-4.14	3.66	1.13	1.01	13.70	12.29	169.04
HCBK Hudson City Bancorp, Inc of NJ*	12.39	597,602	7,404.3	12.61	10.09	12.44	-0.40	11.92	2.23	0.44	0.44	8.85	8.85	44.43
ICBC Independence Comm Bnk Cp of NY(8)*	40.59	81,860	3,322.7	41.14	30.67	40.01	1.45	3.15	2.16	2.70	2.73	27.55	12.13	226.00
IFSB Independence FSB of DC	12.11	1,552	18.8	12.39	8.75	12.11	0.00	13.71	0.00	0.17	-0.47	10.44	10.44	103.01
ISBC Investors Bcrp MHC of NJ(45.7)*	11.71	116,276	622.7	11.72	9.09	11.21	4.46	17.10	6.17	-0.01	0.37	7.34	7.34	46.52
JXSB Jcksnville Bcp MHC of IL(47.2)	15.25	1,970	14.2	20.75	11.02	15.25	0.00	-9.76	0.00	0.43	0.40	10.31	8.82	130.01
JFBI Jefferson Bancshares Inc of TN	13.29	7,151	95.0	14.12	12.16	13.53	-1.77	2.86	-2.57	0.46	0.44	11.30	11.30	41.98
KFED K-Fed Bancorp MHC of CA (38.5)	12.07	14,403	66.9	15.18	10.95	12.15	-0.66	-17.39	0.58	0.33	0.33	6.35	6.04	40.81
KNBT KNBT Bancorp, Inc. of PA	16.77	30,622	513.5	17.65	13.26	16.52	1.51	5.27	2.95	0.66	0.68	12.60	8.22	101.97
KFFB KY Fst Fed Bp MHC of KY (45.0)	10.70	8,596	41.4	11.84	9.30	10.47	2.20	7.00	2.88	0.21	0.22	7.67	5.88	31.61
KRNY Kearny Fin Cp MHC of NJ (30.0)	13.12	72,738	286.3	13.50	10.00	13.09	0.23	31.20	7.54	0.25	0.18	6.96	5.81	28.54
LSBX LSB Corp of No. Andover MA*	17.20	4,464	76.8	19.99	15.90	17.40	-1.15	-14.47	-0.86	0.74	0.74	13.19	13.19	119.47
LSBI LSB Fin. Corp. of Lafayette IN*	28.00	1,555	43.5	29.03	24.29	27.60	1.45	13.09	1.45	2.35	2.13	21.03	21.03	239.96
LARL Laurel Capital Group Inc of PA	21.23	1,985	42.1	24.00	20.15	21.01	1.05	-3.50	2.07	1.03	1.03	14.04	12.40	155.68
LEGC Legacy Bancorp, Inc. of MA*	13.94	10,309	143.7	13.96	12.55	13.56	2.80	39.40	4.42	0.40	0.40	14.07	13.77	76.72
LNCB Lincoln Bancorp of IN	17.05	5,402	92.1	19.50	15.02	16.50	3.33	-11.06	3.65	0.24	0.42	18.62	13.55	155.70
MAFB MAF Bancorp, Inc. of IL	43.47	32,054	1,393.4	44.61	38.38	42.56	2.14	4.27	5.05	3.16	2.95	30.14	20.30	320.05
MFBC MFB Corp. of Mishawaka IN	27.51	1,356	37.3	34.00	24.05	28.45	-3.30	-4.31	-0.51	1.84	1.90	28.52	25.16	409.20
MASB MassBank Corp. of Reading MA*	33.00	4,321	142.6	39.00	28.45	32.75	0.76	-10.88	0.00	1.69	1.62	24.30	24.13	213.01
MTXC Matrix Bancorp, Inc. of CO	19.00	6,621	125.8	19.43	11.75	18.90	0.53	50.79	1.01	2.60	4.00	15.07	15.07	306.29
MFLR Mayflower Co-Op. Bank of MA*	13.90	2,072	28.8	18.70	12.80	13.40	3.73	-21.69	1.14	0.91	0.78	9.00	8.97	116.10
CASH Meta Financial Group of IA	20.64	2,504	51.7	24.45	16.51	20.46	0.88	-12.54	1.93	-0.37	-0.36	17.16	15.80	310.04
MCBF Monarch Community Bncrp of MI	11.11	2,708	30.1	14.33	10.50	11.24	-1.16	-16.15	-1.68	-0.49	-0.61	14.86	10.77	101.92
MFSF MutualFirst Fin. Inc. of IN	21.90	4,580	100.3	24.91	21.00	22.00	-0.45	-9.20	-0.45	1.06	1.40	19.19	16.22	212.22
NASB NASB Fin. Inc. of Grandview MO	38.50	8,437	324.8	47.88	28.50	38.60	-0.26	-0.70	-2.18	3.06	1.66	17.65	17.28	184.47
NHTB NH Thrift Bancshares of NH	15.00	4,221	63.3	20.25	12.50	14.96	0.27	-7.29	1.76	1.23	1.14	10.88	8.01	150.45

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of January 13, 2006

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2004(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)														
NVSL Naug Vlly Fin MHC of CT (45.0)	10.70	7,604	36.6	13.09	9.80	10.32	3.68	0.56	4.39	0.25	0.25	6.67	6.64	43.37
NTBK NetBank, Inc. of Alpharetta GA	7.45	46,350	345.4	9.93	6.97	7.55	-1.32	-23.75	3.19	-0.40	-1.96	8.67	6.92	110.36
NEBSD New England Bncshrs Inc. of CT	10.65	5,347	56.9	11.65	5.97	10.76	-1.02	27.39	-0.47	0.30	0.30	10.42	10.08	46.08
NWIL Newmil Bancorp, Inc. of CT*	31.15	4,121	128.4	32.10	26.00	30.04	3.70	1.14	2.91	2.16	2.16	13.04	11.06	208.02
FFFD North Central Bancshares of IA	37.50	1,518	56.9	45.99	37.30	38.07	-1.50	-3.67	-1.47	3.40	3.70	28.93	25.66	318.84
NWSB Northwest Bcrp MHC of PA(42.0)*	22.24	50,915	453.2	23.13	19.77	21.90	1.55	-1.33	4.61	1.09	1.09	11.61	8.60	124.38
OSHC Ocean Shr Hldg MHC of NJ(45.7)	11.55	8,763	46.2	11.90	9.06	11.48	0.61	6.94	0.26	0.18	0.33	6.82	6.82	64.50
OCFC OceanFirst Fin. Corp of NJ	23.34	12,721	296.9	25.30	20.20	23.51	-0.72	2.01	2.55	1.56	0.81	10.73	10.43	156.48
ONFC Oneida Fincl MHC of NY (44.0)*	11.12	7,693	37.6	17.20	9.80	10.80	2.96	-18.30	11.20	0.44	0.51	6.88	5.01	58.05
PSBH PSB Hldgs Inc MHC of CT (46.3)*	10.86	6,943	34.9	11.30	9.50	10.55	2.96	-1.72	3.92	0.21	0.30	7.59	7.59	50.03
PVFC PVF Capital Corp. of Solon OH	10.77	7,716	83.1	15.45	10.26	10.94	-1.55	-10.92	1.22	0.73	0.66	8.70	8.70	110.33
PPBI Pacific Premier Bncrp of CA	12.00	5,260	63.1	13.25	9.63	11.93	0.59	-5.29	1.69	1.30	1.29	9.37	9.37	126.01
PBCI Pamrapo Bancorp, Inc. of NJ	21.34	4,976	106.2	24.67	20.03	21.45	-0.51	-11.08	-0.51	1.60	1.60	11.61	11.61	131.38
PFED Park Bancorp of Chicago IL	32.08	1,189	35.9	40.50	28.36	32.50	-1.29	5.18	2.17	1.36	1.81	27.07	27.07	221.66
PVSA Parkvale Financial Corp of PA	27.77	5,632	156.4	31.88	26.35	28.26	-1.73	-6.12	-1.52	2.18	2.12	20.43	14.59	328.24
PRTR Partners Trust Fin. Grp. of NY*	11.98	49,996	599.0	12.79	9.31	12.35	-3.00	15.86	-0.58	0.41	0.65	11.02	5.70	75.69
PBHC Pathfinder BC MHC of NY (35.7)*	13.00	2,463	11.4	26.50	12.36	13.00	0.00	-27.58	-0.46	0.28	0.27	8.76	7.01	123.05
PFSB PennFed Fin. Services of NJ	19.15	13,211	253.0	20.28	15.02	18.93	1.16	21.20	3.96	1.20	1.21	9.55	9.53	160.75
PFDC Peoples Bancorp of Auburn IN	20.39	3,340	68.1	23.08	18.50	20.33	0.30	-11.42	-3.27	1.24	1.21	19.52	18.72	146.29
PBCT Peoples Bank MHC of CT (42.1)*	31.86	141,600	1,898.5	33.75	23.99	32.05	-0.59	30.95	2.58	0.92	0.82	8.95	8.20	76.91
PCBI Peoples Community Bcrp. of OH	20.40	4,424	90.2	24.25	18.50	20.20	0.99	-12.14	0.99	0.65	0.53	19.60	16.94	227.54
PFSL Pocahontas Bancorp, Inc. of AR	12.65	4,642	58.7	16.27	11.70	13.30	-4.89	-15.67	-2.32	0.70	0.47	11.28	8.23	159.69
PROV Provident Fin. Holdings of CA	28.91	6,932	200.4	30.96	25.04	27.35	5.70	3.55	9.92	2.80	1.01	18.22	18.21	235.32
PBNY Provident NY Bncrp, Inc. of NY	10.99	43,506	478.1	13.27	10.00	10.99	0.00	-14.67	-0.18	0.49	0.50	9.08	5.14	59.70
PBIP Prudential Bncp MHC PA (45.0)*	11.76	12,497	66.5	12.98	8.50	11.75	0.09	17.60	-0.76	0.27	0.28	7.27	7.27	35.74
PULB Pulaski Fin Cp of St. Louis MO	18.72	8,439	158.0	19.00	12.50	18.90	-0.95	39.60	4.23	0.89	0.85	5.72	5.67	93.60
RPFG Rainier Pacific Fin Group of WA*	15.24	6,783	103.4	18.00	14.26	15.40	-1.04	-14.38	-4.81	0.49	0.46	12.60	12.57	116.40
RIVR River Valley Bancorp of IN	20.25	1,589	32.2	24.06	17.90	19.00	6.58	-16.15	6.30	1.43	1.30	14.55	14.53	197.92
RVSB Riverview Bancorp, Inc. of WA	23.12	5,812	134.4	23.93	20.25	23.37	-1.07	8.65	-0.82	1.17	1.30	15.34	10.63	127.15
RCKB Rockville Fin MHC of CT (45.0)*	14.00	19,435	122.4	15.79	9.72	13.67	2.41	40.00	7.28	0.11	0.28	7.74	7.68	51.97
ROME Rome Bancorp, Inc. of Rome NY*	10.97	9,658	105.9	13.14	9.27	10.99	-0.18	-11.17	1.20	0.35	0.33	9.64	9.64	32.14
SIFI SI Fin Gp Inc MHC of CT (40.0)*	10.98	12,564	55.2	12.49	9.76	10.72	2.43	-1.08	0.27	0.29	0.28	6.41	6.39	53.38
SVBI Severn Bancorp, Inc. of MD	19.43	8,318	161.6	21.99	17.00	19.30	0.67	-4.59	-0.05	1.68	1.62	8.32	8.28	99.00
SFFS Sound Fed Bancorp, Inc. of NY	19.88	12,310	244.7	20.23	14.75	19.26	3.22	28.59	4.08	0.41	0.43	10.41	9.28	87.98
SSFC South Street Fin. Corp. of NC	9.55	3,000	28.7	10.20	8.80	9.50	0.53	0.53	0.53	0.52	0.52	8.51	8.51	78.71
SYNF Synergy Financial Group of NJ	12.92	11,816	152.7	13.10	11.01	12.78	1.10	0.78	3.11	0.38	0.38	8.28	8.21	80.02
THRD TF Fin. Corp. of Newtown PA	28.50	2,923	83.3	32.09	26.25	28.99	-1.69	-9.55	0.18	2.13	2.09	21.35	19.76	221.59
TONE TierOne Corp. of Lincoln NE	29.75	18,147	539.9	31.64	22.15	29.23	1.78	23.75	1.16	1.66	1.58	16.45	13.54	170.89
TSBK Timberland Bancorp, Inc. of WA	23.88	3,760	89.8	24.00	21.09	23.25	2.71	4.65	1.79	1.76	1.76	19.85	17.86	147.01
TRST TrustCo Bank Corp NY of NY	12.83	74,739	958.9	13.66	10.73	12.63	1.58	1.99	3.30	0.78	0.72	3.07	3.07	37.85
UCBC Union Community Bancorp of IN(8)	25.64	1,939	49.7	26.99	15.60	25.95	-1.19	39.73	-4.15	0.36	0.28	17.12	15.75	131.61
UCFC United Community Fin. of OH	12.46	31,026	386.0	12.96	10.00	12.36	0.81	23.17	5.33	0.80	0.77	8.43	7.27	79.89
UBNK United Fin Grp MHC of MA(46.4)	11.44	17,206	93.5	12.41	11.06	11.40	0.36	16.60	1.13	0.22	0.22	7.89	7.89	52.20
WSFS WSFS Financial Corp. of DE*	63.51	6,470	410.9	65.00	49.50	64.33	-1.27	9.27	3.69	4.28	4.23	26.80	26.56	419.05
WVFC WVS Financial Corp. of PA	16.10	2,357	37.9	17.83	15.66	16.10	0.00	-8.00	-0.68	1.16	1.10	12.20	12.20	179.78
WFSL Washington Federal, Inc. of WA	24.73	87,018	2,152.0	24.88	21.11	23.59	4.83	8.46	7.57	1.68	1.72	13.64	12.99	94.63
WAUW Wauwatosa Hlds MHC of WI(31.7)	11.80	33,724	126.0	11.95	10.35	11.64	1.37	18.00	3.15	0.27	0.32	6.46	6.46	42.48
WAYN Wayne Savings Bancshares of OH	15.50	3,364	52.1	18.00	13.83	15.25	1.64	-3.31	2.31	0.10	0.33	10.84	10.17	116.88
WGBC Willow Grove Bancorp Inc of PA	15.36	14,739	226.1	19.10	14.16	15.57	-1.48	-18.96	1.59	0.40	0.49	13.44	6.24	108.94

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of January 13, 2006

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(111)	9.56	8.60	0.71	8.20	5.00	0.64	7.20	0.56	197.18	0.91	17.97	163.75	13.40	161.74	19.48	0.45	2.24	34.30
BIF-Insured Thrifts(26)	12.77	10.59	0.85	8.30	5.07	0.86	8.31	0.25	344.19	0.96	20.06	168.10	17.05	185.31	20.81	0.46	2.21	39.38
NYSE Traded Companies(12)	9.86	7.15	1.11	13.46	7.76	0.85	9.83	0.20	272.85	0.72	14.66	163.74	15.15	219.45	16.31	0.55	2.34	26.93
AMEX Traded Companies(6)	8.19	7.99	0.63	7.48	5.70	0.58	7.03	0.59	117.41	0.94	16.87	131.45	10.35	134.37	17.10	0.38	1.87	27.68
NASDAQ Listed OTC Companies(119)	10.28	9.19	0.71	7.76	4.72	0.67	7.19	0.52	222.28	0.93	18.86	163.32	14.32	162.54	20.20	0.45	2.25	36.52
California Companies(12)	7.90	7.11	1.04	13.83	8.21	0.72	9.46	0.18	250.12	0.64	13.89	156.68	12.38	178.58	17.02	0.44	1.53	20.10
Florida Companies(7)	6.68	6.16	0.80	10.89	4.80	0.80	10.81	0.12	476.59	0.78	23.00	227.21	15.91	246.72	23.59	0.21	0.78	14.93
Mid-Atlantic Companies(38)	10.58	8.77	0.85	9.19	5.32	0.78	8.15	0.25	271.03	0.96	18.05	169.82	15.73	185.83	18.43	0.43	2.37	37.94
Mid-West Companies(46)	9.91	8.95	0.55	5.97	4.11	0.51	5.57	0.94	105.91	0.96	18.32	128.64	12.41	143.20	20.93	0.51	2.57	60.40
New England Companies(13)	13.28	11.69	0.69	6.60	4.32	0.73	6.84	0.08	473.27	1.01	21.58	137.39	17.28	162.59	22.57	0.48	2.07	60.04
North-West Companies(6)	11.06	9.70	1.10	10.06	6.13	1.09	9.77	0.20	366.19	1.12	17.84	152.80	16.53	175.28	18.35	0.59	2.39	40.95
South-East Companies(12)	11.22	10.79	0.65	6.77	3.89	0.58	5.68	0.61	208.17	0.83	19.25	136.77	14.15	144.14	18.93	0.47	2.56	41.07
South-West Companies(2)	7.96	6.14	0.71	8.68	6.04	0.64	7.78	0.56	36.28	0.58	16.76	126.17	10.02	171.94	18.73	0.14	0.93	17.28
Western Companies (Excl CA)(1)	4.92 *	4.92	0.89	18.48	13.68 *	1.37	20.63	0.00	0.00	0.79	7.31	126.08 *	6.20	126.08	4.75	0.00	0.00	0.00
Thrift Strategy(131)	10.28	9.09	0.72	7.96	4.88	0.67	7.21	0.50	216.54	0.92	18.68	163.07	14.38	164.15	19.91	0.44	2.26	36.16
Mortgage Banker Strategy(4)	8.12	6.50	1.17	14.76	8.41	0.94	11.74	0.25	334.74	0.82	12.19	173.81	13.98	224.34	17.22	0.40	1.51	18.85
Real Estate Strategy(1)	7.89	7.89	0.69	8.59	6.78	0.61	7.53	1.05	47.13	0.61	14.75	123.79	9.76	123.79	16.83	0.30	2.79	41.10
Diversified Strategy(1)	6.40	6.34	1.07	16.68	6.74	1.05	14.51	0.17	545.94	1.44	14.04	236.98	15.16	239.12	15.01	0.28	0.46	6.54
Companies Issuing Dividends(124)	10.30	9.04	0.75	8.30	5.03	0.70	7.55	0.50	226.04	0.93	18.33	165.74	14.56	168.91	19.65	0.50	2.47	39.82
Companies Without Dividends(13)	9.02	8.62	0.59	7.45	4.84	0.49	6.14	0.37	181.64	0.79	18.93	134.10	11.31	140.32	20.66	0.00	0.00	0.00
Equity/Assets <6%(12)	4.91	4.63	0.42	8.13	4.99	0.36	6.97	0.41	196.53	0.77	14.67	144.35	7.03	146.02	15.78	0.25	1.46	17.57
Equity/Assets 6-12%(90)	8.55	7.86	0.77	9.46	5.55	0.67	8.24	0.52	207.11	0.91	16.77	153.35	13.09	168.76	18.36	0.50	2.32	34.54
Equity/Assets >12%(35)	16.59	13.67	0.77	4.90	3.53	0.81	5.27	0.45	267.36	0.99	24.74	120.83	20.11	166.46	24.90	0.38	2.27	45.47
Converted Last 3 Mths (no MHC)(2)	20.48	19.91	0.59	2.86	2.84	0.59	2.86	0.16	356.20	0.78	35.18	100.64	20.64	103.44	35.18	0.04	0.38	13.33
Actively Traded Companies(10)	9.44	8.43	0.98	10.41	6.56	0.97	10.21	0.26	240.76	0.85	15.99	153.69	14.47	181.40	16.39	0.74	2.97	39.97
Market Value Below $20 Million(7)	7.76	7.41	-0.18	-1.13	-1.84	-0.33	-3.92	0.54	109.09	0.78	13.75	102.31	7.92	108.27	18.96	0.20	1.82	16.55
Holding Company Structure(131)	10.23	8.98	0.74	8.17	4.94	0.68	7.42	0.50	221.47	0.92	18.54	145.13	14.37	167.85	19.88	0.44	2.27	36.32
Assets Over $1 Billion(58)	10.04	8.05	0.93	10.71	5.86	0.82	9.32	0.38	263.09	0.90	17.86	166.99	16.19	204.91	19.42	0.45	2.06	31.57
Assets $500 Million-$1 Billion(41)	9.48	8.68	0.71	8.02	5.39	0.70	7.80	0.44	229.57	0.93	18.38	140.63	12.81	153.91	19.02	0.47	2.17	37.18
Assets $250-$500 Million(22)	10.71	10.15	0.59	6.11	4.33	0.56	5.36	0.69	167.55	0.88	18.34	124.55	12.92	131.03	19.39	0.49	2.63	44.00
Assets less than $250 Million(16)	11.76	11.53	0.31	2.58	1.85	0.27	2.22	0.86	113.88	1.00	21.43	109.94	12.85	112.88	24.21	0.36	2.47	32.26
Goodwill Companies(97)	9.85	8.28	0.77	8.46	5.05	0.70	7.44	0.45	225.70	0.94	18.11	166.68	16.16	175.91	19.66	0.49	2.28	36.13
Non-Goodwill Companies(37)	10.72	10.72	0.67	7.78	5.00	0.63	7.45	0.64	196.35	0.83	18.08	137.62	13.55	137.62	19.17	0.37	2.20	34.49
Acquirors of FSLIC Cases(4)	9.98	9.77	0.97	10.08	6.11	0.70	6.58	0.41	141.59	0.60	14.66	143.78	14.73	146.59	16.67	0.46	2.19	17.55

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IB (continued)
Weekly Thrift Market Line - Part Two
Prices As Of January 13, 2006

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(22)	16.68	16.08	0.68	4.13	2.25	0.68	4.33	0.33	218.95	0.68	32.53	177.33	29.38	183.89	33.29	0.33	1.88	34.17
BIF-Insured Thrifts(12)	12.74	12.06	0.59	5.00	2.44	0.70	5.73	0.31	208.78	0.83	28.37	196.00	24.44	196.58	30.26	0.36	1.99	44.81
AMEX Traded Companies(2)	14.88	14.88	0.83	5.34	3.20	0.81	5.22	0.29	245.95	1.14	25.33	173.99	25.76	173.99	26.51	0.44	2.43	62.22
NASDAQ Listed OTC Companies(33)	15.33	14.65	0.64	4.38	2.26	0.68	4.80	0.33	245.48	0.70	31.48	184.56	27.76	189.03	32.44	0.34	1.89	35.85
California Companies(1)	13.01	12.37	0.75	5.20	2.73	0.75	5.20	0.07	508.27	0.43	36.58	190.08	24.73	199.83	36.58	0.28	2.32	0.00
Mid-Atlantic Companies(16)	14.17	13.43	0.56	4.20	2.30	0.64	4.93	0.35	227.98	0.65	27.16	173.04	24.19	186.41	28.34	0.24	1.67	37.02
Mid-West Companies(6)	18.51	17.38	0.80	4.40	2.59	0.81	4.69	0.47	98.47	0.48	33.38	175.20	30.18	186.44	34.92	0.56	2.83	34.88
New England Companies(7)	14.10	13.93	0.60	4.61	2.13	0.65	4.93	0.14	442.56	0.95	36.25	195.41	26.86	169.09	38.09	0.29	1.42	26.34
South-East Companies(3)	18.57	18.25	0.84	4.48	2.80	0.70	3.92	0.39	209.00	1.27	NM	231.30	44.10	235.86	NM	0.64	2.60	71.43
Western Companies (Excl CA)(1)	14.70	14.70	0.79	5.12	2.83	0.86	5.56	0.19	216.04	0.66	35.29	181.62	26.70	181.62	32.50	0.20	1.62	57.14
Thrift Strategy(33)	15.40	14.78	0.63	4.25	2.30	0.68	4.68	0.32	241.23	0.72	30.77	178.70	27.22	188.12	31.72	0.33	1.90	37.49
Diversified Strategy(1)	11.64	10.66	1.21	10.65	2.89	1.08	9.49	0.18	363.18	0.87	34.63	355.98	41.43	0.00	38.85	0.88	2.76	0.00
Companies Issuing Dividends(26)	15.34	14.54	0.73	4.96	2.58	0.72	4.98	0.30	267.83	0.76	31.09	190.50	28.48	196.13	31.73	0.45	2.51	59.99
Companies Without Dividends(8)	* 15.12	15.06	0.37	2.73*	1.48	0.59	4.30	* 0.41	137.96	0.62	30.77	162.52	24.91	163.08	33.12*	0.00	0.00	0.00
Equity/Assets <6%(1)	5.17	4.85	0.07	1.37	0.75	0.19	3.43	0.10	333.25	0.40	NM	186.36	9.64	198.45	NM	0.50	3.77	0.00
Equity/Assets 6-12%(10)	9.99	9.07	0.64	6.21	3.05	0.66	6.42	0.41	242.13	0.80	28.72	206.62	20.97	211.07	30.00	0.55	2.47	38.64
Equity/Assets >12%(23)	18.03	17.52	0.68	3.80	2.07	0.72	4.19	0.29	242.37	0.71	33.37	173.96	31.32	178.48	33.88	0.25	1.60	36.97
Holding Company Structure(30)	15.06	14.48	0.62	4.27	2.30	0.67	4.74	0.34	236.66	0.76	30.29	179.77	26.85	189.01	31.41	0.34	1.90	36.84
Assets Over $1 Billion(8)	15.58	14.57	0.70	5.22	2.11	0.76	5.75	0.34	178.81	0.74	31.08	230.45	35.41	228.64	33.19	0.64	2.12	19.57
Assets $500 Million-$1 Billion(10)	13.56	13.42	0.57	4.11	2.15	0.61	4.59	0.15	348.83	0.66	35.91	180.24	24.12	183.15	35.44	0.24	1.69	29.96
Assets $250-$500 Million(14)	15.54	14.69	0.59	4.07	2.33	0.63	4.38	0.41	245.85	0.79	29.20	166.15	25.42	170.20	30.33	0.24	1.04	67.02
Assets less than $250 Million(2)	21.03	21.03	1.18	5.51	3.86	1.16	5.39	0.37	147.60	0.62	25.90	140.60	29.63	140.60	26.49	0.36	2.86	62.22
Goodwill Companies(15)	13.99	12.56	0.58	4.26	2.12	0.58	4.44	0.33	298.85	0.83	31.70	191.04	27.06	201.45	32.50	0.40	2.31	46.77
Non-Goodwill Companies(19)	16.32	16.32	0.70	4.59	2.47	0.70	5.13	0.31	188.21	0.65	30.55	178.30	28.10	178.30	31.92	0.29	1.61	33.28
MHC Institutions(34)	15.29	14.66	0.65	4.44	2.32	0.69	4.82	0.32	245.44	0.73	31.05	183.93	27.64	188.12	32.11	0.34	1.92	37.49

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IB (continued)
Weekly Thrift Market Line - Part Two
Prices As Of January 13, 2006

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.13	5.31	0.99	16.42	7.04	1.02	17.06	0.17	209.23	0.38	14.21	232.31	14.24	268.06	13.70	0.88	2.66	37.74
BBX	BankAtlantic Bancorp of FL	8.24	6.89	1.23	15.90	8.58	1.24	16.02	0.13	489.85	0.89	11.66	173.09	14.27	206.93	11.57	0.15	1.01	11.72
DSL	Downey Financial Corp. of CA	7.07	7.05	1.36	20.88	11.35	0.83	12.68	0.18	118.62	0.23	8.81	166.88	11.80	167.32	14.50	0.40	0.57	5.02
FED	FirstFed Financial Corp. of CA	5.47	5.44	0.96	16.08	8.29	0.96	16.08	0.07	NA	1.00	12.06	178.78	9.79	180.06	12.06	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	4.87	4.87	0.59	11.16	9.13	0.41	7.08	NA	NA	0.27	10.95	120.81	5.88	120.81	15.67	0.60	4.12	45.11
NDE	IndyMac Bancorp, Inc. of CA	7.54	7.13	1.58	21.19	10.58	-0.50	-6.76	0.36	78.97	0.42	9.45	181.22	13.67	191.75	NM	1.48	4.02	38.01
NYB	New York Community Bcrp of NY*	13.01	6.93	1.38	10.53	7.41	1.40	10.70	0.14	218.98	0.49	13.58	140.15	18.23	369.40	13.29	1.00	5.83	NM
NAL	NewAlliance Bancshares of CT*	20.92	13.62	0.81	3.71	3.15	0.83	3.79	0.16	378.39	1.10	31.74	120.76	25.26	185.51	31.06	0.22	1.51	47.83
FPB	FPF Bancorp, Inc. of Pomona CA	8.70	8.67	1.20	13.94	6.16	1.19	13.79	0.30	289.69	0.98	16.24	223.56	19.46	224.36	16.41	0.40	1.98	30.93
PFS	Provident Fin. Serv. Inc of NJ*	17.44	10.39	0.96	5.49	4.44	0.96	5.49	0.11	473.73	0.89	21.55	122.01	21.30	206.97	21.55	0.36	1.98	40.91
SOV	Sovereign Bancorp, Inc. of PA	9.00	6.32	1.15	12.76	9.01	1.04	11.58	0.35	198.19	1.02	11.10	141.58	12.75	296.82	12.27	0.24	1.08	12.00
WES	Westcorp of Irvine CA(8)	9.01	9.01	1.54	17.68	6.97	1.57	17.98	0.33	564.37	2.42	14.34	232.49	20.94	232.49	14.10	1.28	1.88	26.95
AMEX Traded Companies																			
CNY	Carver Bancorp, Inc. of NY	7.33	7.33	0.44	5.98	7.21	0.48	6.53	0.42	149.96	0.89	13.87	88.00	5.87	88.00	12.71	0.32	2.12	29.36
EFC	EFC Bancorp, Inc of Elgin IL(8)	8.61	8.61	0.65	7.65	3.88	0.81	9.53	0.32	151.21	0.40	25.78	187.47	16.14	187.47	20.69	0.45	1.88	48.51
FDT	Federal Trust Corp of FL	6.02	6.02	0.59	9.14	3.60	0.63	9.78	0.36	175.78	0.69	27.76	239.73	14.44	239.73	26.02	0.16	1.28	35.56
GOV	Gouverneur Bcp MHC of NY(42.4)	15.27	15.27	0.91	5.60	3.95	0.87	5.35	0.33	217.79	0.86	25.33	139.53	21.31	139.53	26.51	0.28	2.46	62.22
SZB	SouthFirst Bancshares of AL	7.49	7.10	0.03	0.34	0.41	0.08	1.03	0.81	46.09	0.54	NM	82.65	6.19	87.16	NM	0.40	3.29	NM
TSH	Teche Hlding Cp of N Iberia LA	9.06	8.48	0.77	8.58	5.86	0.78	8.73	0.78	97.02	1.04	17.07	144.64	13.11	154.69	16.77	1.04	2.48	45.81
WSB	Washington SB, FSB of Bowie MD	11.02	11.02	1.33	13.32	11.41	0.91	9.07	NA	NA	1.54	8.76	110.25	12.15	110.25	12.88	0.00	0.00	0.00
WFD	Westfield Finl MHC of MA(43.0)*	14.50	14.50	0.75	5.08	2.44	0.75	5.08	0.24	274.11	1.41	NM	208.44	30.21	208.44	NM	0.60	2.40	NM
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (45.0)	14.04	14.04	0.83	5.79	3.95	0.83	5.79	0.04	435.00	0.27	33.90	180.35	25.32	180.35	33.90	0.20	1.51	51.28
ALLB	Alliance Bank MHC of PA (20.0)*	8.95	8.95	0.26	2.86	1.09	0.29	3.16	1.02	67.55	1.21	NM	267.20	23.92	267.20	NM	0.36	1.35	NM
ASBI	Ameriana Bancorp of IN	8.31	8.18	0.46	5.18	4.89	0.45	5.02	1.03	60.00	1.29	20.46	110.93	9.22	112.67	21.13	0.64	4.97	NM
ABNJ	American Bancorp of NJ	23.75	23.75	0.43	1.80	1.58	0.46	1.92	0.07	536.25	0.49	NM	113.98	27.07	113.98	NM	0.16	1.38	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.50	7.03	1.07	14.15	6.37	1.02	13.52	0.39	138.66	0.65	15.69	221.92	16.64	236.85	16.42	0.64	2.02	31.68
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	13.29	12.89	0.60	4.61	1.94	0.60	4.61	0.61	142.65	0.76	NM	214.90	28.56	221.55	NM	0.32	2.22	NM
ALFC	Atlantic Liberty Fincl of NY(8)	16.23	16.23	0.94	6.14	4.58	0.94	6.14	0.05	836.67	0.40	21.81	130.19	21.13	130.19	21.81	0.32	1.44	31.37
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.17	4.85	0.07	1.37	0.75	0.19	3.43	0.10	333.25	0.48	NM	186.36	9.64	198.65	NM	0.50	3.77	NM
BFCF	BFC Financial Corp. of FL	1.58	0.32	0.13	8.42	5.41	0.13	8.42	0.11	527.27	0.91	18.48	186.34	2.96	NM	18.48	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	15.73	14.11	0.88	4.92	4.34	0.83	4.61	0.21	162.01	0.60	23.02	126.43	19.89	140.94	24.56	0.24	2.35	54.17
BFIN	BankFinancial Corp. of IL	20.48	19.44	0.64	3.33	2.94	0.64	3.33	0.46	150.15	0.95	33.98	112.41	23.25	119.60	33.98	0.00	0.00	0.00
BKUNA	BankUnited Fin. Corp. of FL	4.70	4.43	0.28	5.49	3.38	0.24	4.64	0.08	288.31	0.32	29.61	160.64	7.54	170.29	35.07	0.02	0.08	2.22
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.58	8.11	-0.29	-2.27	-2.09	0.17	1.33	0.05	NA	0.93	NM	109.14	13.73	169.32	NM	0.12	0.87	NM
BHLB	Berkshire Hills Bancorp of MA*	12.08	7.18	0.41	3.75	2.20	0.68	6.19	0.08	840.14	0.93	NM	122.14	14.76	205.70	27.50	0.56	1.60	72.73
BRBI	Blue River Bancshares of IN	7.61	6.02	0.15	1.95	1.74	0.27	3.46	1.23	82.61	1.03	NM	108.82	8.29	137.77	32.38	0.00	0.00	0.00
BOFI	Bofi Holding, Inc. Of CA	9.55	9.55	0.44	5.02	3.99	0.43	4.70	NA	NA	0.28	25.09	106.64	10.18	106.64	26.77	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.79	4.79	0.49	10.13	8.18	0.48	9.91	0.04	NA	0.62	12.23	118.67	5.69	118.67	12.50	0.20	1.78	21.74
BRKL	Brookline Bancorp, Inc. of MA*	27.24	25.28	1.02	3.39	2.24	1.02	3.39	0.00	NA	1.35	NM	151.07	41.18	163.46	NM	0.34	2.30	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	22.08	22.08	1.13	6.81	2.62	1.13	6.81	1.03	37.62	0.64	38.14	194.38	42.92	194.38	38.14	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	11.40	11.30	-0.12	-1.07	-0.90	-0.06	-0.58	2.33	46.75	1.45	NM	121.96	13.90	123.10	NM	0.48	3.32	NM
CFFN	Capitol Fd Fn MHC of KS (29.7)	10.28	10.28	0.77	7.66	2.62	0.77	7.66	0.08	67.51	0.08	38.19	288.75	29.69	288.75	38.19	2.00	3.35	NM
CEBK	Central Bncrp of Somerville MA*	7.27	6.82	0.54	7.31	6.23	0.50	6.78	0.03	NA	0.91	16.04	116.29	8.41	123.33	17.30	0.72	2.52	40.45
CFBK	Central Federal Corp. of OH	10.89	10.89	-2.17	-19.12	-20.74	-2.25	-19.85	0.48	191.71	1.13	NM	98.17	10.69	98.17	NM	0.36	4.79	NM
CHFN	Charter Fincl MHC of GA (19.1)	23.15	22.61	1.05	4.27	1.58	0.64	2.58	0.51	115.42	1.49	NM	295.72	68.46	302.81	NM	1.40	3.82	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	26.40	26.40	0.85	3.07	2.04	0.81	2.94	0.10	271.63	0.36	NM	150.71	40.08	150.71	NM	0.24	2.04	NM
CTZN	Citizens First Bancorp of MI	10.52	9.49	0.60	5.37	4.28	0.64	5.72	1.36	65.76	1.04	23.39	123.40	12.98	133.93	21.97	0.36	1.43	33.33
CSBC	Citizens South Banking of NC	13.58	12.19	0.59	6.24	3.44	0.73	5.27	0.42	156.12	0.98	29.05	124.87	16.96	139.11	23.46	0.28	2.30	66.67
CSBK	Clifton Svg Bp MHC of NJ(44.0)	23.16	23.16	0.65	2.67	1.78	0.65	2.67	NA	NA	0.31	NM	152.18	35.35	152.18	NM	0.20	1.98	NM
CFCP	Coastal Fin. Corp. of SC	6.38	6.38	1.19	18.72	6.52	1.15	18.09	0.27	277.73	1.23	15.34	270.00	17.02	270.00	15.88	0.20	1.48	22.73
COBK	Colonial Bank MHC of NJ (44.0)	10.92	10.92	0.43	5.64	4.27	0.42	5.53	NA	NA	0.00	23.40	133.12	14.54	133.12	23.93	0.00	0.00	0.00
CCBI	Commercial Capital Bcrp of CA	13.00	5.37	1.55	12.30	8.00	1.49	11.87	0.17	321.47	0.70	12.50	146.20	19.00	354.06	12.96	0.30	1.48	20.98
CFFC	Community Fin. Corp. of VA	8.10	8.10	1.05	12.93	8.48	1.08	13.33	0.12	613.18	0.88	11.79	145.97	11.82	145.97	11.44	0.44	1.91	22.56
DCOM	Dime Community Bancshars of NY*	8.96	7.24	1.12	13.13	6.64	1.21	14.19	0.14	335.55	0.60	15.06	194.50	17.43	240.66	13.95	0.56	3.68	55.45
ESBF	ESB Financial Corp. of PA	7.14	4.62	0.70	9.79	7.44	0.70	9.67	0.29	85.42	0.88	13.45	119.14	8.51	183.96	13.60	0.40	3.42	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	7.12	7.00	0.83	11.86	8.06	0.76	10.94	0.24	269.39	1.03	12.40	143.28	10.21	145.73	13.44	0.80	2.93	36.36
FFDF	FFD Financial Corp of Dover OH	11.34	11.34	0.83	6.94	5.13	0.56	4.72	0.46	69.07	0.52	19.50	132.03	14.97	132.03	28.68	0.48	2.46	48.00
FMCO	FMS Fin Corp. of Burlington NJ	6.12	5.95	0.60	10.26	6.57	0.59	10.17	0.42	98.65	1.12	15.22	150.61	9.22	154.82	15.36	0.12	0.70	10.62
FFCO	FedFirst Fin MHC of PA (45.0)	16.39	16.02	-0.32	-2.79	-1.51	-0.09	-0.88	0.27	101.44	0.45	NM	132.43	21.71	135.53	NM	0.00	0.00	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IB (continued)
Weekly Thrift Market Line - Part Two
Prices As Of January 13, 2006

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FSBI Fidelity Bancorp, Inc. of PA	6.20	5.79	0.60	9.30	6.86	0.58	9.02	0.47	82.13	0.74	14.58	134.90	8.37	144.52	15.04	0.52	2.70	39.39
FFFL Fidelity Bankshares, Inc of FL	7.10	6.56	0.80	11.55	3.36	0.82	11.85	NA	NA	0.54	29.74	309.69	21.98	334.95	28.99	0.32	0.93	27.59
FBTC First BancTrust Corp of IL	10.97	10.97	0.58	5.01	4.59	0.45	3.87	1.04	96.26	1.71	21.81	112.18	12.31	112.18	28.25	0.24	1.93	42.11
FBEI First Bancorp of Indiana of IN	10.38	9.71	0.50	4.46	4.00	0.51	4.77	0.21	139.50	0.48	25.00	117.06	12.15	125.22	24.44	0.60	2.76	68.97
FBSI First Bancshares, Inc. of MO	11.13	10.97	-0.04	-0.34	-0.34	-0.04	-0.34	NA	NA	1.32	NM	104.09	11.58	105.63	NM	0.16	0.90	NM
FCAP First Capital, Inc. of IN	9.56	8.22	0.83	8.53	7.84	0.79	8.14	NA	NA	0.60	12.75	109.05	10.42	126.80	13.33	0.64	3.64	46.38
FCFL First Community BK Corp of FL	8.51	8.37	0.97	10.43	4.07	0.94	10.16	0.01	NA	1.24	24.55	244.03	20.76	248.14	25.22	0.00	0.00	0.00
FDEF First Defiance Fin. Corp of OH	10.53	7.74	0.95	8.63	6.26	0.91	8.27	0.49	197.79	1.18	15.98	128.42	13.53	174.66	16.64	0.96	3.53	56.47
FFSW First Fed Banc of SW Inc of NM	8.55	7.65	0.69	7.63	5.40	0.61	6.79	NA	NA	0.93	18.52	122.25	10.46	136.74	20.83	0.28	1.87	34.57
FFFS First Fed Serv MHC of IL(45.0)	26.78	26.78	1.46	5.42	3.78	1.46	5.42	0.40	77.40	0.37	26.47	141.66	37.94	141.66	26.47	0.44	3.26	NM
FFNM First Fed of N. Michigan of MI	13.21	11.89	0.10	0.96	1.00	0.30	2.78	1.10	44.11	0.67	NM	76.53	10.11	85.07	34.42	0.20	2.22	NM
FFBH First Fed. Bancshares of AR	9.23	9.23	1.02	10.48	6.41	0.97	9.95	1.64	15.08	0.29	15.61	159.82	14.75	159.82	16.44	0.52	2.12	33.12
FFBI First Federal Bancshares of IL	6.58	6.11	0.39	5.38	5.39	0.35	4.89	NA	NA	0.54	18.57	104.74	6.89	112.68	20.41	0.48	2.58	48.00
FFSX First Federal Bankshares of IA	12.25	9.06	0.50	4.02	3.90	0.41	3.33	1.58	73.76	1.49	25.62	104.01	12.74	140.96	30.97	0.40	1.93	49.38
FFCH First Fin. Holdings Inc. of SC	6.78	5.87	1.05	15.45	6.81	1.09	16.02	0.29	192.43	0.74	14.68	224.50	15.23	259.20	14.15	0.96	3.03	44.44
FFHS First Franklin Corp. of OH	8.69	8.69	0.39	4.37	3.92	0.55	5.74	3.00	30.00	0.73	25.48	110.13	9.57	110.13	19.42	0.36	2.21	56.25
FKFS First Keystone Fin., Inc of PA	5.46	5.46	0.11	2.08	1.54	0.01	0.28	1.12	59.79	1.14	NM	139.63	7.60	139.63	NM	0.44	2.26	NM
FMSB First Mutual Bncshrs Inc of WA*	6.25	6.25	0.98	16.28	7.21	0.88	14.55	0.06	NA	1.13	13.86	210.16	13.13	210.16	15.51	0.40	1.53	21.28
FNFG First Niagara Fin. Group of NY*	18.28	11.47	1.10	6.04	3.18	1.15	6.29	0.29	308.35	1.40	31.42	184.80	33.78	294.53	30.16	0.40	2.65	NM
FNFI First Niles Fin., Inc. of OH	16.13	16.13	1.08	6.57	4.75	0.71	4.35	0.76	97.89	1.56	21.06	139.41	22.49	139.41	31.76	0.64	3.95	NM
FPTB First PacTrust Bancorp of CA	10.45	10.45	0.67	5.95	3.82	0.67	5.95	NA	NA	0.69	26.18	159.67	16.69	159.67	26.18	0.56	2.02	52.83
FPFC First Place Fin. Corp. of OH	9.43	6.72	0.83	8.75	5.34	0.82	8.62	0.72	104.87	0.95	18.73	157.87	14.89	221.65	19.02	0.56	2.21	41.48
FBNW FirstBank NW Corp. of WA	9.31	6.95	0.91	9.91	7.14	0.81	8.84	0.26	385.40	1.34	14.00	133.33	12.42	178.72	15.70	0.80	2.38	33.33
FFIC Flushing Fin. Corp. of NY*	7.43	7.26	1.06	13.95	7.49	1.08	14.18	0.09	318.33	0.35	13.35	177.77	13.21	181.87	13.13	0.40	2.54	33.90
FBTX Franklin Bank Corp of TX*	7.37	4.63	0.73	9.72	6.67	0.66	8.76	0.56	36.28	0.23	14.99	130.09	9.59	207.13	16.63	0.00	0.00	0.00
GSLA GS Financial Corp. of LA	15.86	15.86	0.08	0.54	0.77	0.47	3.17	0.19	265.90	1.07	NM	69.53	11.08	69.53	22.01	0.40	2.56	NM
PEDE Great Pee Dee Bancorp of SC	12.71	12.31	0.65	4.57	4.44	0.67	4.70	0.72	111.21	1.00	22.51	103.08	13.10	106.35	21.86	0.64	4.24	NM
GAFC Greater Atlant. Fin Corp of VA	4.59	4.31	-0.41	-9.20	-10.40	-1.15	-25.84	0.54	66.01	0.59	NM	96.53	4.43	102.88	NM	0.00	0.00	NM
GCBC Green Co Bcrp MHC of NY (44.2)*	11.32	11.32	0.97	8.79	4.22	0.97	8.79	0.11	386.69	0.74	23.71	202.26	22.89	202.26	23.71	0.44	2.73	64.71
HFFC HF Financial Corp. of SD	5.93	5.39	0.54	8.75	4.75	0.47	7.69	0.94	61.36	0.77	14.81	128.20	7.61	141.05	16.85	0.45	2.30	34.09
HMNF HMN Financial, Inc. of MN	8.96	8.55	0.99	11.39	7.20	0.93	10.63	0.47	186.42	1.04	13.89	153.03	13.71	160.42	14.91	0.96	3.14	43.64
HARB Harbor Florida Bancshrs of FL	10.64	10.51	1.62	15.36	5.22	1.57	14.78	0.07	901.74	0.86	19.17	276.74	29.45	280.30	19.79	0.80	2.16	41.45
HARL Harleysville Svgs Fin Cp of PA	6.21	6.21	0.67	10.86	7.34	0.66	10.69	0.03	756.92	0.53	13.63	143.03	8.88	143.03	13.85	0.64	3.67	50.00
HWFG Harrington West Fncl Grp of CA	5.19	4.60	0.77	15.51	9.39	0.76	15.21	NA	NA	0.85	10.65	155.12	8.05	175.13	10.86	0.50	2.97	31.65
HBOS Heritage Fn Gp MHC of GA(30.0)	19.26	19.26	0.86	4.58	2.48	0.86	4.58	0.26	368.92	1.37	NM	183.28	35.29	183.28	NM	0.30	1.77	71.43
HIFS Hingham Inst. for Sav. of MA*	7.87	7.87	1.09	13.54	7.68	1.09	13.54	0.12	439.78	0.69	13.02	168.49	13.27	168.49	13.02	0.80	2.09	27.21
HCFC Home City Fin. Corp. of OH	8.79	8.62	0.54	6.43	6.55	0.68	8.18	0.63	213.08	1.06	15.27	95.33	8.38	97.23	12.00	0.44	2.91	44.44
HOME Home Fed Bncp MHC of ID (39.8)	14.70	14.70	0.79	5.12	2.83	0.86	5.56	0.19	216.06	0.66	35.29	181.62	26.70	181.62	32.50	0.20	1.62	57.14
HFBC HopFed Bancorp, Inc. of KY	8.10	7.27	0.68	8.21	6.88	0.61	7.34	0.23	270.13	1.01	14.54	119.93	9.72	133.69	16.27	0.48	2.92	42.48
HCBK Hudson City Bancorp, Inc of NJ*	19.92	19.92	1.16	8.78	3.55	1.16	8.78	0.06	164.02	0.20	28.16	140.00	27.89	140.00	28.16	0.28	2.26	63.64
ICBC Independence Comm Bnk Cp of NY(8)*	12.19	5.37	1.23	9.71	6.65	1.24	9.81	0.26	214.85	0.82	15.03	147.33	17.96	334.62	14.87	1.08	2.66	40.00
IFSB Independence FSB of DC	10.13	10.13	0.15	1.57	1.40	-0.43	-4.35	0.34	75.05	0.46	NM	116.00	11.76	116.00	NM	0.00	0.00	0.00
ISBC Investors Bcrp MHC of NJ(45.7)*	15.78	15.78	-0.02	-0.14	-0.09	0.80	5.04	0.11	89.81	0.26	NM	159.54	25.17	159.54	31.65	0.00	0.00	NM
JXSB Jcksnville Bcp MHC of IL(47.2)	7.93	6.78	0.33	4.15	2.82	0.31	3.86	0.45	111.66	1.30	35.47	147.91	11.73	172.90	38.13	0.30	1.97	69.77
JFBI Jefferson Bancshares Inc of TN	26.92	26.92	1.10	3.85	3.46	1.10	3.85	0.16	475.21	1.05	28.89	117.61	31.66	117.61	28.89	0.24	1.81	52.17
KFED K-Fed Bancorp MHC of CA (38.5)	13.01	12.37	0.75	5.20	2.73	0.75	5.20	0.07	508.27	0.43	36.58	190.08	24.73	199.83	36.58	0.28	2.32	NM
KNBT KNBT Bancorp, Inc. of PA	12.36	8.06	0.76	5.24	3.94	0.78	5.42	0.28	178.94	1.07	25.41	133.10	16.45	204.01	24.46	0.28	1.67	42.42
KFFB KY Fst Fed Bp MHC of KY (45.0)	24.26	18.60	0.75	3.15	1.96	0.79	3.30	0.71	30.81	0.39	NM	139.50	33.85	181.97	NM	0.40	3.74	NM
KRNY Kearny Fin Cp MHC of NJ (30.0)	24.39	20.36	0.90	4.01	1.91	0.65	2.88	0.10	260.08	0.91	NM	188.51	45.97	225.82	NM	0.20	1.52	NM
LSBX LSB Corp of No. Andover MA*	11.04	11.04	0.62	5.68	4.30	0.62	5.68	0.01	NA	1.77	23.24	130.40	14.40	130.40	23.24	0.56	3.26	NM
LSBI LSB Fin. Corp. of Lafayette IN*	8.76	8.76	1.01	11.73	8.39	0.91	10.63	2.53	25.88	0.73	11.91	133.14	11.67	133.14	13.15	0.64	2.29	27.23
LARL Laurel Capital Group Inc of PA	9.02	7.97	0.64	7.40	4.85	0.66	7.60	0.25	254.06	0.93	20.61	151.21	13.64	171.21	20.41	0.80	3.77	NM
LEGC Legacy Bancorp, Inc. of MA*	18.38	17.95	0.52	2.84	2.87	0.52	2.84	0.16	336.20	0.78	34.85	99.08	18.17	101.23	34.85	0.00	0.00	0.00
LNCB Lincoln Bancorp of IN	11.96	8.70	0.16	1.28	1.41	0.28	2.24	0.55	124.97	0.96	NM	91.57	10.95	125.83	NM	0.56	3.28	NM
MAFB MAF Bancorp, Inc. of IL	9.42	6.34	1.03	10.60	7.27	0.96	9.90	0.35	100.47	0.51	13.76	144.23	13.58	214.14	14.74	0.92	2.12	29.11
MFBC MFB Corp. of Mishawaka IN	6.97	6.15	0.47	6.72	6.69	0.48	6.94	0.56	205.01	1.63	14.95	96.46	6.72	109.34	14.48	0.50	1.82	27.17
MASB MassBank Corp. of Reading MA*	11.45	11.33	0.76	6.74	5.12	0.73	6.46	0.03	469.29	0.54	19.53	135.34	15.49	136.76	20.37	1.04	3.27	63.91
MTXC Matrix Bancorp, Inc. of CO	6.92	6.92	0.89	18.48	12.68	1.37	28.43	NA	NA	0.79	7.31	126.08	6.20	126.08	4.75	0.00	0.00	0.00
MFLR Mayflower Co-Op. Bank of MA*	7.75	7.73	0.81	10.31	6.55	0.70	8.83	NA	NA	1.24	15.27	154.44	11.97	154.96	17.82	0.40	2.88	43.96
CASH Meta Financial Group of IA	5.53	5.10	-0.12	-2.06	-1.79	-0.11	-1.90	0.69	133.99	1.61	NM	130.28	6.66	130.63	NM	0.52	2.53	NM
MCBF Monarch Community Bncrp of MI	14.58	10.57	-0.48	-3.30	-4.41	-0.59	-4.11	1.39	77.53	1.39	NM	74.76	10.90	103.16	NM	0.24	2.16	NM
MFSF MutualFirst Fin. Inc. of IN	9.04	7.64	0.56	5.50	4.84	0.74	7.27	0.90	93.88	0.98	20.66	114.12	10.32	135.02	15.64	0.56	2.56	52.83
NASB NASB Fin, Inc. of Grandview MO	9.57	9.37	1.76	18.14	7.95	0.94	9.84	0.87	55.92	0.57	12.58	218.13	20.87	222.90	23.19	0.90	2.34	29.41
NHTB NH Thrift Bancshares of NH	7.23	5.32	0.85	11.70	8.20	0.80	11.04	0.83	NA	0.86	12.20	137.87	9.97	187.27	12.93	0.50	3.33	40.65
NVSL Naug Vlly Fin MHC of CT (45.0)	15.38	15.31	0.63	3.69	2.34	0.63	3.69	0.09	613.73	0.78	NM	160.42	24.67	161.14	NM	0.16	1.50	64.00
NTBK NetBank, Inc. of Alpharetta GA	7.86	4.27	-0.39	-4.49	-5.37	-1.90	-22.00	1.34	39.13	0.74	NM	85.93	6.75	107.66	NM	0.08	1.07	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IB (continued)
Weekly Thrift Market Line - Part Two
Prices As Of January 13, 2006

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
NEBS New England Bncshrs Inc. of CT	22.61	21.88	0.45	2.08	2.82	0.45	2.08	NA	NA	NA	35.50	102.21	23.11	105.65	35.50	0.08	0.75	26.67
NMIL Newmil Bancorp, Inc. of CT*	6.27	5.32	1.13	16.28	6.93	1.12	16.13	0.16	355.89	0.99	14.42	238.08	14.97	281.65	14.56	0.80	2.57	37.04
FFFD North Central Bancshares of IA	9.07	8.05	1.10	12.11	9.07	1.19	13.18	0.32	214.69	0.76	11.03	129.62	11.76	146.14	10.14	1.16	3.09	34.12
NWSB Northwest Bcrp MHC of PA(40.0)*	9.33	6.91	0.88	9.73	4.90	0.88	9.73	0.70	73.34	0.72	20.40	191.56	17.88	258.60	20.40	0.64	2.88	58.72
OSHC Ocean Shr Hldg MHC of NJ(45.7)	10.57	10.57	0.29	2.96	1.56	0.54	5.42	0.01	NA	0.42	NM	169.35	17.91	169.35	35.00	0.00	0.00	0.00
OCFC OceanFirst Fin. Corp of NJ	6.86	6.80	1.01	14.38	6.60	0.53	7.56	0.09	611.63	0.61	15.16	217.52	14.92	219.57	28.81	0.80	3.43	51.95
ONFC Oneida Financl MHC of NY (44.0)*	11.85	8.63	0.78	6.45	3.96	0.91	7.48	0.06	797.21	0.85	25.27	161.63	19.16	221.96	21.80	0.44	3.96	NM
PSBH PSB Hldgs Inc MHC of CT (46.3)*	15.17	15.17	0.43	3.11	1.93	0.62	4.44	0.03	NA	0.85	NM	143.08	21.71	143.08	36.20	0.24	2.21	NM
PVFC PVF Capital Corp. of Solon OH	7.89	7.89	0.69	8.59	6.78	0.61	7.53	1.05	47.13	0.61	14.75	123.79	9.76	123.79	16.83	0.30	2.79	41.10
PFBI Pacific Premier Bncrp of CA	7.44	7.44	1.17	14.93	10.83	1.16	14.81	0.24	179.57	0.50	9.23	128.07	9.52	128.07	9.30	0.00	0.00	0.00
PBCI Pamrapo Bancorp, Inc. of NJ	8.84	8.84	1.24	14.22	7.50	1.24	14.22	0.28	153.28	0.63	13.34	183.81	16.24	183.81	13.34	0.88	4.12	55.00
PFED Park Bancorp of Chicago IL	12.21	12.21	0.58	4.97	4.24	0.78	6.61	2.66	23.84	1.03	23.59	118.51	14.47	118.51	17.72	0.72	2.24	52.94
PVSA Parkvale Financial Corp of PA	6.22	4.44	0.67	11.10	7.85	0.65	10.79	0.36	228.44	1.25	12.76	135.93	8.46	190.34	13.10	0.80	2.88	36.70
PRTR Partners Trust Fin. Grp. of NY*	14.56	7.53	0.82	5.62	5.09	0.88	5.99	0.20	491.95	1.73	19.64	108.71	15.83	210.18	18.43	0.28	2.34	45.90
PBHC Pathfinder BC MHC of NY (35.7)*	7.12	5.90	0.23	3.19	2.15	-0.22	3.08	0.85	69.51	0.97	NM	148.40	10.56	185.45	NM	0.41	3.15	NM
PFSB PennFed Fin. Services of NJ	5.93	5.93	0.78	12.78	6.27	0.79	12.89	0.12	239.03	0.39	15.96	200.94	11.91	200.94	15.83	0.28	1.46	23.33
PFDC Peoples Bancorp of Auburn IN	13.34	12.80	0.84	6.35	6.08	0.82	6.20	0.42	65.00	0.55	16.68	106.46	13.94	108.92	16.85	0.76	3.73	61.29
PBCT Peoples Bank MHC of CT (42.1)*	11.64	10.66	1.21	10.65	2.89	1.08	9.49	0.18	363.18	0.87	36.63	355.98	41.43	NM	38.85	0.88	2.76	NM
PCBI Peoples Community Bcrp. of OH	8.61	7.44	0.31	3.69	3.19	0.25	3.01	2.07	65.66	1.91	31.38	106.08	8.97	120.43	38.49	0.60	2.94	NM
PFSL Pocahontas Bancorp, Inc. of AR	7.06	5.15	0.45	6.21	5.53	0.30	4.17	0.40	72.18	0.74	18.07	112.15	7.92	153.71	26.91	0.32	2.53	45.71
PROV Provident Fin. Holdings of CA	7.74	7.74	1.24	16.25	9.69	0.45	5.86	0.11	512.42	0.73	10.33	158.67	12.29	158.76	28.62	0.56	1.96	20.00
PBNY Provident NY Bncrp, Inc. of NY	15.21	8.61	0.88	5.38	4.46	0.92	5.49	0.07	NA	1.62	22.83	121.04	18.41	213.81	21.98	0.20	1.82	40.82
PBIP Prudential Bncp MHC PA (45.0)*	20.34	20.34	0.77	4.32	2.30	0.80	4.48	0.13	93.00	0.32	NM	161.76	32.90	161.76	NM	0.16	1.36	59.26
PULB Pulaski Fin Cp of St. Louis MO	6.11	6.06	1.04	16.76	4.75	1.00	16.01	0.85	100.83	0.97	21.03	327.27	20.00	330.16	22.02	0.32	1.71	35.96
RPFG Rainier Pacific Fin Group of WA*	10.82	10.80	0.44	3.57	3.22	0.41	3.35	0.02	NA	1.61	31.10	120.95	13.09	121.24	33.13	0.24	1.57	48.98
RIVR River Valley Bancorp of IN	7.35	7.34	0.76	10.02	7.06	0.70	9.11	1.11	46.58	0.99	14.16	139.18	10.23	139.37	15.58	0.78	3.85	54.55
RVSB Riverview Bancorp, Inc. of WA	12.06	8.36	1.09	8.90	5.06	1.21	9.89	0.14	647.36	1.15	19.76	150.72	18.18	217.50	17.78	0.68	2.94	58.12
RCKB Rockville Fin MHC of CT (45.0)*	14.89	14.78	0.21	1.43	0.79	0.55	3.64	0.19	429.11	0.98	NM	180.88	26.94	182.29	NM	0.00	0.00	0.00
ROME Rome Bancorp, Inc. of Rome NY*	29.99	29.99	1.15	4.03	3.19	1.09	4.56	0.43	167.19	0.89	31.34	113.80	34.13	113.80	33.24	0.26	2.37	74.29
SIFI SI Fin Gp Inc MHC of CT (40.0)*	12.01	11.97	0.57	4.52	2.68	0.55	4.36	0.10	532.69	0.72	37.86	171.29	20.57	171.83	39.21	0.12	1.09	41.38
SVBI Severn Bancorp, Inc. of MD	8.40	8.36	1.86	22.16	8.65	1.80	21.37	0.21	413.79	0.91	11.57	233.53	19.63	234.66	11.99	0.24	1.24	14.29
SFFS Sound Fed Bancorp, Inc. of NY	11.83	10.55	0.49	3.92	2.08	0.52	4.11	0.12	245.99	0.47	NM	190.97	22.60	214.22	NM	0.30	1.51	73.17
SSFC South Street Fin. Corp. of NC	10.81	10.81	0.70	6.07	5.45	0.70	6.07	NA	NA	0.38	18.37	112.22	12.13	112.22	18.37	0.40	4.19	NM
SYNF Synergy Financial Group of NJ	10.35	10.26	0.50	4.41	2.94	0.50	4.41	0.06	NA	0.78	34.00	156.04	16.15	157.37	34.00	0.20	1.55	52.63
THRD TF Fin. Corp. of Newtown PA	9.63	8.92	0.97	10.21	7.47	0.96	10.01	0.20	197.48	0.53	13.38	133.49	12.86	144.23	13.64	0.72	2.53	33.80
TONE TierOne Corp. of Lincoln NE	9.20	7.57	0.98	10.44	5.58	0.93	10.13	0.66	137.22	1.02	17.92	180.85	16.63	219.72	18.83	0.24	0.81	14.46
TSBK Timberland Bancorp, Inc. of WA	13.50	12.15	1.26	9.83	7.37	1.26	9.03	0.62	119.33	1.05	13.57	120.30	16.24	133.71	13.57	0.64	2.68	36.36
TRST TrustCo Bank Corp NY of NY	8.11	8.11	2.04	25.57	6.08	1.89	23.61	0.10	NA	3.34	16.45	NM	33.90	NM	17.82	0.64	4.99	NM
UCBC Union Community Bancorp of IN(8)	13.01	11.97	0.27	2.09	1.40	0.21	1.62	NA	NA	0.49	NM	149.77	19.48	162.79	NM	0.60	2.34	NM
UCFC United Community Fin. of OH	10.55	9.10	1.06	9.78	6.43	1.02	9.41	1.18	52.36	0.72	15.55	147.57	15.57	171.11	16.14	0.33	2.65	41.25
UBNK United Fin Grp MHC of MA(46.4)	15.11	15.11	0.41	3.77	1.89	0.41	3.77	NA	NA	1.05	NM	147.78	22.34	147.78	NM	0.00	0.00	0.00
WSFS WSFS Financial Corp. of DE*	6.40	6.34	1.07	14.68	6.74	1.05	14.51	0.17	545.94	1.44	14.84	236.98	15.16	239.12	15.01	0.28	0.46	6.54
WVFC WVS Financial Corp. of PA	6.79	6.79	0.64	9.25	7.08	0.62	8.93	NA	NA	1.75	14.12	131.97	8.96	131.97	14.64	0.64	3.98	56.14
WFSL Washington Federal, Inc. of WA	14.41	13.73	1.90	12.87	6.79	1.95	12.97	0.10	312.69	0.41	14.72	181.30	26.13	190.38	14.38	0.80	3.23	47.62
WAUW Wauwatosa Hlds MHC of WI(31.7)	15.21	15.21	0.64	4.18	2.29	0.75	4.95	0.85	31.84	0.38	NM	182.66	27.78	182.66	36.88	0.00	0.00	0.00
WAYN Wayne Savings Bancshares of OH	9.27	8.70	0.28	2.87	0.65	0.28	2.85	0.31	112.39	0.60	NM	142.99	13.26	152.41	NM	0.48	3.10	NM
WGBC Willow Grove Bancorp Inc of PA	12.34	5.73	0.53	4.75	2.41	0.65	5.82	0.31	268.06	1.27	38.35	114.14	14.08	245.83	31.31	0.48	3.13	NM

EXHIBIT 2

Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2005

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	1,010	159	-54	0	1,115	3,441	0.32
CHEV	Cheviot Fin Cp MHC of OH(45.0)	2,337	-11	4	0	2,330	9,919	0.23
FFFS	First Fed Serv MHC of IL(45.0)	1,982	0	0	0	1,982	3,920	0.51
GOV	Gouverneur Bcp MHC of NY(42.4)	1,032	-65	22	0	989	2,285	0.43
GCBC	Green Co Bcrp MHC of NY (44.2)	2,799	0	0	0	2,799	4,132	0.68
JXSB	Jcksnville Bcp MHC of IL(47.2)	845	-101	34	0	778	1,970	0.40
NVSL	Naug Vlly Fin MHC of CT (45.0)	1,888	-36	12	0	1,864	7,604	0.25
ONFC	Oneida Fincl MHC of NY (44.0)	3,414	726	-247	0	3,893	7,693	0.51
PSBH	PSB Hldgs Inc MHC of CT (46.3)	1,456	964	-328	0	2,092	6,943	0.30
PBHC	Pathfinder BC MHC of NY (35.7)	699	-48	16	0	667	2,463	0.27

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet - Fully Converted Basis

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Mutual FS&LA, Chicago, IL
Prices as of January 13, 2006

Valuation Pricing Multiples		Symbol	Subject at Midpoint (1)		Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	27.29	x	28.81x	26.89x	22.34x	21.81x	19.79x	16.76x
Price-core earnings multiple	=	P/CE	38.56	x	27.94x	27.15x	23.02x	20.41x	21.42x	18.83x
Price-book ratio	=	P/B	66.27%		88.56%	88.23%	118.41%	112.41%	152.69%	141.62%
Price-tangible book ratio	=	P/TB	66.27%		92.06%	90.38%	135.42%	118.51%	170.69%	159.74%
Price-assets ratio	=	P/A	31.20%		20.79%	20.18%	14.10%	13.58%	16.98%	14.44%

Valuation Parameters					As a % of Offering + Foundation
Pre-Conversion Earnings (Y)	$780,000	(Yr End 11/05)	ESOP Stock as % of Offering (I	8.00%	8.00%
Pre-Conversion Core Earnings	$485,370	(Yr End 11/05)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$18,233,000	(11/05)	ESOP Amortization (T)	20.00 years	
Pre-Conv. Tang. Book Value (B)	$18,233,000	(11/05)	RRP Stock as % of Offering (M	4.00%	4.00%
Pre-Conversion Assets (A)	$64,894,000		Stock Programs Vesting (N)	5.00 years	
Reinvestment Rate: (11/05 1 Yr. T-Bill	4.340%		Fixed Expenses	$609,685	
Tax rate (TAX)	39.00%		Variable Expenses (Midpoint)	$329,400	1.35%
A-T Reinvestment Rate(R)	2.65%		Percent Sold (PCT)	100.00%	
Est. Conversion Expenses (2)(X)	3.41%		MHC Assets	$0	
Insider Purchases	$900,000		Options as % of Offering (O1)	10.00%	10.00%
Price/Share	$10.00		Estimated Option Value (O2)	37.60%	
Foundation Cash Contrib. (FC)	$0		Option Vesting Period (O3)	5.00 years	
Foundation Stock Contrib. (FS)	0.00%		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (Z)	$0				

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$$ V= $27,500,000

1. $$V = \frac{P/E * (Y)}{- P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O}$$ V= $27,500,000

2. $$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $27,500,000

2. $$V = \frac{P/TB * (TB+Z)}{- P/TB * PCT * (1-X-E-M-FC-F}$$ V= $27,500,000

3. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-F}$$ V= $27,500,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Offering
Supermaximum	0	3,636,875	0	3,636,875	$10.00	$36,368,750	$36,368,750
Maximum	0	3,162,500	0	3,162,500	10.00	31,625,000	$31,625,000
Midpoint	0	2,750,000	0	**2,750,000**	10.00	27,500,000	$27,500,000
Minimum	0	2,337,500	0	2,337,500	10.00	23,375,000	$23,375,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds - Fully Converted Basis

---

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Mutual FS&LA, Chicago, IL
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$23,375,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$23,375,000**
2.	Offering Proceeds of Shares Sold In Offering	$23,375,000
	Less: Estimated Offering Expenses	887,853
	Net Conversion Proceeds	$22,487,148
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$22,487,148
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(2,805,000)
	Net Conversion Proceeds Reinvested	$19,682,148
	Estimated net incremental rate of return	2.65%
	Earnings Increase	$521,065
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(57,035)
	Less: Stock Programs Vesting (3)	(114,070)
	Less: Option Plan Vesting (4)	(158,641)
	Net Earnings Increase	$191,319

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended November 30, 2005 (reported)	$780,000	$191,319	$971,319
12 Months ended November 30, 2005 (core)	$485,370	$191,319	$676,689

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
November 30, 2005	$18,233,000	$19,682,148	$0	$37,915,148
November 30, 2005 (Tangible)	$18,233,000	$19,682,148	$0	$37,915,148

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
November 30, 2005	$64,894,000	$19,682,148	$0	$84,576,148

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Mutual FS&LA, Chicago, IL
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$27,500,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$27,500,000**
2.	Offering Proceeds of Shares Sold In Offering	$27,500,000
	Less: Estimated Offering Expenses	939,085
	Net Conversion Proceeds	$26,560,915
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$26,560,915
	Less: Cash Contribution to MHC	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(3,300,000)
	Net Conversion Proceeds Reinvested	$23,260,915
	Estimated net incremental rate of return	2.65%
	Earnings Increase	$615,809
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(67,100)
	Less: Stock Programs Vesting (3)	(134,200)
	Less: Option Plan Vesting (4)	(186,637)
	Net Earnings Increase	$227,872

		Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended November 30, 2005 (reported)	$780,000	$227,872	$1,007,872
	12 Months ended November 30, 2005 (core)	$485,370	$227,872	$713,242

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
5.	Pro Forma Net Worth				
	November 30, 2005	$18,233,000	$23,260,915	$0	$41,493,915
	November 30, 2005 (Tangible)	$18,233,000	$23,260,915	$0	$41,493,915

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
6.	Pro Forma Assets				
	November 30, 2005	$64,894,000	$23,260,915	$0	$88,154,915

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Mutual FS&LA, Chicago, IL
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$31,625,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$31,625,000**
2.	Offering Proceeds of Shares Sold In Offering	$31,625,000
	Less: Estimated Offering Expenses	990,318
	Net Conversion Proceeds	$30,634,683
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$30,634,683
	Less: Cash Contribution to MHC	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(3,795,000)
	Net Conversion Proceeds Reinvested	$26,839,683
	Estimated net incremental rate of return	2.65%
	Earnings Increase	$710,554
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(77,165)
	Less: Stock Programs Vesting (3)	(154,330)
	Less: Option Plan Vesting (4)	(214,633)
	Net Earnings Increase	$264,426

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended November 30, 2005 (reported)	$780,000	$264,426	$1,044,426
	12 Months ended November 30, 2005 (core)	$485,370	$264,426	$749,796

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	November 30, 2005	$18,233,000	$26,839,683	$0	$45,072,683
	November 30, 2005 (Tangible)	$18,233,000	$26,839,683	$0	$45,072,683

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	November 30, 2005	$64,894,000	$26,839,683	$0	$91,733,683

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Mutual FS&LA, Chicago, IL
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$36,368,750**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$36,368,750**
2.	Offering Proceeds of Shares Sold In Offering	$36,368,750
	Less: Estimated Offering Expenses	1,049,235
	Net Conversion Proceeds	$35,319,515
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$35,319,515
	Less: Cash Contribution to MHC	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(4,364,250)
	Net Conversion Proceeds Reinvested	$30,955,265
	Estimated net incremental rate of return	2.65%
	Earnings Increase	$819,510
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(88,740)
	Less: Stock Programs Vesting (3)	(177,480)
	Less: Option Plan Vesting (4)	(246,827)
	Net Earnings Increase	$306,463

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended November 30, 2005 (reported)	$780,000	$306,463	$1,086,463
12 Months ended November 30, 2005 (core)	$485,370	$306,463	$791,833

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
November 30, 2005	$18,233,000	$30,955,265	$0	$49,188,265
November 30, 2005 (Tangible)	$18,233,000	$30,955,265	$0	$49,188,265

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
November 30, 2005	$64,894,000	$30,955,265	$0	$95,849,265

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 5

Pro Forma Analysis Sheet - Minority Stock Offering

EXHIBIT 5
PRO FORMA ANALYSIS SHEET
Mutual FS&LA, Chicago, IL
Prices as of January 13, 2006

Final Valuation Pricing Multiple		Symbol	Subject at Midpoint		Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	35.68	x	**27.25x**	**25.33x**	22.34x	21.81x	19.79x	16.76x
Price-core earnings multiple	=	P/CE	57.75	x	**28.80x**	**26.49x**	23.02x	20.41x	21.42x	18.83x
Price-book ratio	=	P/B	111.86%		**166.28%**	**149.55%**	118.41%	112.41%	152.69%	141.62%
Price-tangible book ratio	=	P/TB	111.86%		**178.59%**	**167.02%**	135.42%	118.51%	170.69%	159.74%
Price-assets ratio	=	P/A	38.60%		**23.40%**	**22.30%**	14.10%	13.58%	16.98%	14.44%

Valuation Parameters (2)					As a % of Offering + Foundation
Pre-Conversion Earnings (Y)	$760,000	(Yr End 11/05)	ESOP Stock Purchases (E)	8.000%	8.00%
Pre-Conversion Core Earnings	$485,370	(Yr End 11/05)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B	$18,233,000		ESOP Amortization (T)	20.00 years	
Pre-Conv. Tang. Book Value ((	$18,233,000		Stock Programs Amount (M)	6.533%	6.53%
Pre-Conversion Assets (A)	$64,894,000		Stock Programs Vesting (N)	5.00 years	
Reinvestment Rate:	4.34%		Fixed Expenses	**$609,685**	
Tax rate (TAX)	39.00%		Variable Expenses	**1.35%**	
A-T Reinvestment Rate(R)	2.65%		Percent Sold (PCT)	**30.0000%**	
Est. Conversion Expenses (1)(	8.48%		MHC Assets	$0	
Insider Purchases	**$900,000**		Options as % of Offering (O1)	16.33%	16.33%
Price/Share	$10.00		Estimated Option Value (O2)	37.60%	
Foundation Cash Contrib. (FC	$0		Option Vesting Period (O3)	5.00 years	
Foundation Stock Contrib. (FS	0.00%		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (Z)	$0				

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1\text{-}X\text{-}E\text{-}M\text{-}C\text{-}D)*R - (1\text{-}TAX)*E/T - (1\text{-}TAX)*M/N)}$$ V= $27,500,000

1. $$V = \frac{P/E * (Y)}{P/Core\ E * PCT * ((1\text{-}X\text{-}E\text{-}M\text{-}FC\text{-}FS)*R - (1\text{-}TAX)*E/T - (1\text{-}TAX)*M/N)\text{-}(1\text{-}(TAX*O4))*(O1*O2)/}$$ V= $27,500,000

2. $$V = \frac{P/B * B}{1 - P/B * PCT * (1\text{-}X\text{-}E\text{-}M\text{-}FC\text{-}FS)}$$ V= $27,500,000

2. $$V = \frac{P/TB * TB}{1 - P/B * PCT * (1\text{-}X\text{-}E\text{-}M\text{-}FC\text{-}FS)}$$ V= $27,500,000

3. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1\text{-}X\text{-}E\text{-}M\text{-}FC\text{-}FS)}$$ V= $27,500,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Mark. Val of Stock Sold in Offering+Issued to Foundation	Full Value of Total Shares
Supermaximum	2,545,813	1,091,063	0	3,636,875	$10.00	$10,910,625	$36,368,757
Maximum	2,213,750	948,750	0	3,162,500	10.00	9,487,500	$31,624,997
Midpoint	1,925,000	825,000	0	**2,750,000**	10.00	8,250,000	$27,500,000
Minimum	1,636,250	701,250	0	2,337,500	10.00	7,012,500	$23,375,003

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	70.000%	30.000%	0.000%	100.000%
Maximum	70.000%	30.000%	0.000%	100.000%
Midpoint	70.000%	30.000%	0.000%	100.000%
Minimum	70.000%	30.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.
(2) Reflects reduction in earnings, equity and assets due to $__,___ contributed to the MHC.

EXHIBIT 6

Pro Forma Effect of Stock Proceeds - Minority Stock Offering

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Mutual FS&LA, Chicago, IL
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$7,012,500**
	Market Value of Shares Issued to Foundation:	**0**
	Market Value of Shares Issued to MHC:	**16,362,500**
	Total Market Value of Company:	**$23,375,000**
2.	Offering Proceeds of Shares Sold In Offering	$7,012,500
	Less: Estimated Offering Expenses	684,623
	Net Conversion Proceeds	$6,327,877
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$6,327,877
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP/MRP Purchases (1)	(1,019,150)
	Net Proceeds Reinvested	$5,308,727
	Estimated net incremental rate of return	2.65%
	Earnings Increase	$140,543
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(17,111)
	Less: Stock Programs Vesting (3)	(55,894)
	Less: Option Plan Vesting (4)	(77,734)
	Net Earnings Increase	($10,196)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended November 30, 2005 (reported)	$780,000	($10,196)	$769,804
12 Months ended November 30, 2005 (core)	$485,370	($10,196)	$475,174

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
November 30, 2005	$18,233,000	$5,308,727	$0	$23,541,727
November 30, 2005 (Tangible)	$18,233,000	$5,308,727	$0	$23,541,727

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
November 30, 2005	$64,894,000	$5,308,727	$0	$70,202,727

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Mutual FS&LA, Chicago, IL
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$8,250,000**
	Market Value of Shares Issued to Foundation:	**0**
	Market Value of Shares Issued to MHC:	**19,250,000**
	Total Market Value of Company:	**$27,500,000**
2.	Offering Proceeds of Shares Sold In Offering	$8,250,000
	Less: Estimated Offering Expenses	700,000
	Net Conversion Proceeds	$7,550,000
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$7,550,000
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP/MRP Purchases (1)	(1,199,000)
	Net Proceeds Reinvested	$6,351,000
	Estimated net incremental rate of return	2.65%
	Earnings Increase	$168,136
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(20,130)
	Less: Stock Programs Vesting (3)	(65,758)
	Less: Option Plan Vesting (4)	(91,452)
	Net Earnings Increase	($9,204)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended November 30, 2005 (reported)	$780,000	($9,204)	$770,796
	12 Months ended November 30, 2005 (core)	$485,370	($9,204)	$476,166

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	November 30, 2005	$18,233,000	$6,351,000	$0	$24,584,000
	November 30, 2005 (Tangible)	$18,233,000	$6,351,000	$0	$24,584,000

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	November 30, 2005	$64,894,000	$6,351,000	$0	$71,245,000

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Mutual FS&LA, Chicago, IL
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$9,487,500**
	Market Value of Shares Issued to Foundation:	**0**
	Market Value of Shares Issued to MHC:	**22,137,500**
	Total Market Value of Company:	**$31,625,000**
2.	Offering Proceeds of Shares Sold In Offering	$9,487,500
	Less: Estimated Offering Expenses	715,377
	Net Conversion Proceeds	$8,772,123
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$8,772,123
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP/MRP Purchases (1)	(1,378,850)
	Net Proceeds Reinvested	$7,393,273
	Estimated net incremental rate of return	2.65%
	Earnings Increase	$195,730
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(23,150)
	Less: Stock Programs Vesting (3)	(75,622)
	Less: Option Plan Vesting (4)	(105,170)
	Net Earnings Increase	($8,212)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended November 30, 2005 (reported)	$780,000	($8,212)	$771,788
	12 Months ended November 30, 2005 (core)	$485,370	($8,212)	$477,158

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	November 30, 2005	$18,233,000	$7,393,273	$0	$25,626,273
	November 30, 2005 (Tangible)	$18,233,000	$7,393,273	$0	$25,626,273

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	November 30, 2005	$64,894,000	$7,393,273	$0	$72,287,273

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Mutual FS&LA, Chicago, IL
At the Supermaximum Value

1.	Market Value of Shares Sold In Offering:	**$10,910,630**
	Market Value of Shares Issued to Foundation:	**0**
	Market Value of Shares Issued to MHC:	**25,458,130**
	Total Market Value of Company:	**$36,368,760**
2.	Offering Proceeds of Shares Sold In Offering	$10,910,630
	Less: Estimated Offering Expenses	733,061
	Net Conversion Proceeds	$10,177,569
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$10,177,569
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP/MRP Purchases (1)	(1,585,678)
	Net Proceeds Reinvested	$8,591,891
	Estimated net incremental rate of return	2.65%
	Earnings Increase	$227,462
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(26,622)
	Less: Stock Programs Vesting (3)	(86,965)
	Less: Option Plan Vesting (4)	(120,945)
	Net Earnings Increase	($7,071)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended November 30, 2005 (reported)	$780,000	($7,071)	$772,929
	12 Months ended November 30, 2005 (core)	$485,370	($7,071)	$478,299

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	November 30, 2005	$18,233,000	$8,591,891	$0	$26,824,891
	November 30, 2005 (Tangible)	$18,233,000	$8,591,891	$0	$26,824,891

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	November 30, 2005	$64,894,000	$8,591,891	$0	$73,485,891

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 7

Firm Qualifications Statement

RP FINANCIAL, LC.
Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2005

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Mutual Federal Bncrp Inc of IL November 30, 2005	6.3	37.2	54.6	68.5	0.0	0.0	28.1	0.0	28.1	0.0	0.25	-8.27	22.96	-0.38	0.00	-1.52	-1.52	28.09	28.09	76.41
All Public Companies																				
Average	3.6	23.2	68.0	66.8	20.0	0.7	10.9	1.0	9.9	0.0	10.53	2.17	16.68	9.94	11.28	3.80	2.45	9.77	9.66	17.06
Medians	2.9	19.7	71.0	68.5	18.9	0.0	9.3	0.3	8.6	0.0	7.97	-3.15	13.92	7.28	9.76	2.78	2.44	8.64	8.59	13.90
State of IL																				
Averages	3.2	27.0	64.6	71.0	13.6	0.8	13.5	0.8	12.7	0.0	3.98	-3.65	11.02	-0.43	7.36	-1.12	-1.96	12.66	11.87	20.56
Medians	3.1	25.2	65.2	66.4	11.5	0.0	11.0	0.5	11.0	0.0	6.56	-11.94	8.17	-0.16	15.87	-1.49	-1.63	12.66	11.35	16.65
Comparable Group																				
Averages	3.6	26.8	64.3	71.9	12.2	0.2	14.7	0.6	14.1	0.0	3.28	-11.56	11.47	4.43	23.21	1.08	0.89	13.47	12.41	23.07
Medians	3.0	30.0	59.2	71.6	13.0	0.0	13.5	0.0	13.2	0.0	1.31	-10.90	9.55	2.36	16.39	0.18	0.18	12.06	10.88	20.18
Comparable Group																				
ALLB Alliance Bank MHC of PA (20.0)	6.4	31.5	56.4	75.9	13.0	0.0	9.1	0.0	9.1	0.0	0.29	-5.11	4.75	1.57	-5.93	-2.65	-2.65	NM	9.10	16.30
CHEV Cheviot Fin Cp MHC of OH(45.0)	3.5	18.5	75.1	62.1	10.3	0.0	26.4	0.0	26.4	0.0	5.41	-4.15	7.18	1.05	79.78	0.18	0.18	20.72	20.72	43.66
FFFS First Fed Serv MHC of IL(45.0)	2.0	14.8	82.2	72.7	0.0	0.0	26.8	0.0	26.8	0.0	3.71	-13.96	8.17	4.88	-100.00	3.11	3.11	22.10	22.10	42.20
GOV Gouverneur Bcp MHC of NY(42.6)	2.2	10.6	82.0	52.3	30.1	0.0	15.3	0.0	15.3	0.0	17.33	-12.88	26.97	3.84	59.78	4.04	4.04	14.90	14.90	26.70
GCBC Green Co Bcrp MHC of NY (44.2)	6.6	32.1	57.9	85.8	2.6	0.0	11.3	0.0	11.3	0.0	2.23	-8.92	5.71	2.01	0.00	4.37	4.37	9.80	9.80	20.98
JXSB Jcksnville Bcp MHC of IL(47.2)	2.8	35.7	55.3	83.2	7.1	0.0	7.9	1.2	6.8	0.0	-1.38	-17.00	13.11	-5.77	96.28	-2.00	-1.89	NM	7.23	12.77
NVSL Naug Vlly Fin MHC of CT (45.0)	3.8	17.9	72.3	70.3	13.6	0.0	15.4	0.1	15.3	0.0	8.05	-35.70	17.06	18.99	76.92	-0.51	-0.87	12.12	12.12	19.38
ONFC Oneida Fincl MHC of NY (44.0)	3.2	34.2	52.3	70.6	16.9	0.0	11.9	3.2	8.6	0.0	4.53	-3.10	9.40	2.78	15.14	3.35	0.34	8.45	8.45	13.28
PSBH PSB Hldgs Inc MHC of CT (44.3)	2.9	44.4	49.3	66.8	17.4	0.0	15.2	0.0	15.2	0.0	0.27	-14.38	21.51	13.37	57.66	NM	NM	11.95	11.95	22.05
PBHC Pathfinder BC MHC of NY (35.7)	2.9	28.4	60.6	79.5	10.7	1.7	7.1	1.4	5.7	0.0	0.52	1.85	-1.08	1.74	-7.40	-1.71	-0.08	7.53	7.53	13.68
State of IL																				
BFIN BankFinancial Corp. of IL(3)	5.2	18.1	72.2	66.6	11.5	0.0	20.7	1.2	19.6	0.0	10.38	23.75	7.33	-11.62	-66.76	NM	NM	13.96	13.96	NM
BFC BFC Bancorp, Inc of Elgin IL(1)(2)	3.6	11.5	80.2	68.8	21.1	0.0	8.6	0.0	8.6	0.0	8.90	9.06	9.16	11.23	-0.90	11.87	11.87	7.52	7.52	10.41
FBTC First BancTrust Corp of IL	3.1	32.6	57.6	66.1	19.8	2.6	11.0	0.0	11.0	0.0	6.72	-11.94	18.52	-0.14	43.16	-3.36	-3.36	14.03	14.03	23.70
FFFS First Fed Serv MHC of IL(45.0)	2.0	14.8	82.2	72.7	0.0	0.0	26.8	0.0	26.8	0.0	3.71	-13.96	8.17	4.88	-100.00	3.11	3.11	22.10	22.10	42.20
FFBI First Federal Bancshares of IL	6.0	41.7	51.6	85.8	5.1	2.2	6.6	0.5	6.1	0.0	6.56	-10.48	27.93	6.03	78.85	-6.95	-7.27	7.22	7.22	15.39
JXSB Jcksnville Bcp MHC of IL(47.2)	2.8	35.7	55.3	83.2	7.1	0.0	7.9	1.2	6.8	0.0	-1.38	-17.00	13.11	-5.77	96.28	-2.00	-1.89	NM	7.23	12.77
MAFB MAF Bancorp, Inc. of IL	2.0	21.0	69.6	59.8	28.3	0.7	9.6	3.1	6.3	0.0	10.07	23.19	5.52	8.72	15.87	3.43	-1.37	7.30	7.30	11.62
PFED Park Bancorp of Chicago IL	3.4	25.2	65.2	63.0	23.1	0.0	13.3	0.0	13.3	0.0	-8.19	-20.34	-3.46	-8.41	-36.05	-0.98	-0.98	11.35	11.35	17.90

(1) Financial information is for the quarter ending June 30, 2005.
(2) Excluded from averages due to announced or pending acquisition.
(3) Growth rates have been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2005

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Mutual Federal Bancorp Inc of IL																			
November 30, 2005	1.20	4.95	1.18	3.77	0.00	3.77	0.00	0.00	0.00	0.06	2.72	0.00	0.74	0.00	5.13	1.75	3.38	3,709	35.14
All Public Companies																			
Averages	0.72	5.08	2.15	2.93	0.11	2.82	0.05	0.00	0.63	0.68	2.42	0.05	0.07	0.00	5.35	2.45	2.90	5,666	33.29
Medians	0.76	5.06	2.13	2.97	0.04	2.83	0.00	0.00	0.50	0.55	2.34	0.00	0.01	0.00	5.31	2.44	2.97	4,584	34.26
State of IL																			
Averages	0.75	5.03	2.01	3.02	0.13	2.89	0.07	-0.01	0.54	0.60	2.45	0.02	0.02	0.00	5.27	2.36	2.91	5,029	32.93
Medians	0.58	4.93	2.03	2.93	0.08	2.79	0.04	0.00	0.59	0.69	2.38	0.01	0.04	0.00	5.15	2.36	2.90	3,946	34.26
Comparable Group Average																			
Averages	0.66	5.01	1.76	3.26	0.06	3.19	0.02	-0.01	0.71	0.72	2.85	0.01	-0.04	0.00	5.28	2.12	3.16	4,883	26.40
Medians	0.71	4.90	1.81	3.30	0.04	3.15	0.00	0.00	0.54	0.57	3.01	0.00	0.00	0.00	5.22	2.17	3.09	3,693	30.37
Comparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	0.26	5.10	2.21	2.89	0.03	2.86	0.00	-0.05	0.43	0.38	2.94	0.00	-0.04	0.00	5.39	2.46	2.93	4,914	NM
CHEV Cheviot Fin Cp MHC of OH(45.0)	0.83	4.97	1.64	3.33	0.02	3.31	0.00	0.00	0.14	0.14	2.20	0.00	0.00	0.00	5.09	2.29	2.80	6,457	33.42
FFFS First Fed Serv MHC of IL(45.0)	1.46	5.61	2.03	3.59	0.00	3.59	0.00	0.00	0.01	0.01	1.25	0.00	0.00	0.00	5.67	2.78	2.89	13,949	38.33
GOV Gouverneur Bcp MHC of NY(42.6)	0.91	5.68	1.94	3.75	0.12	3.62	0.00	0.01	0.42	0.43	2.75	0.00	0.06	0.00	6.02	2.37	3.65	3,595	32.86
GCBC Green Co Bcrp MHC of NY (44.2)	0.96	4.90	1.15	3.74	0.02	3.72	0.00	0.01	0.96	0.96	3.30	0.00	0.00	0.00	5.06	1.30	3.75	2,881	30.37
JXSB Jcksnville Bcp MHC of IL(47.2)	0.33	4.77	1.85	2.92	0.14	2.79	0.16	-0.04	0.72	0.82	3.08	0.03	0.06	0.00	5.07	2.04	3.03	2,328	37.93
NVSL Naug Vlly Fin MHC of CT (45.0)	0.62	4.86	1.33	3.52	0.01	3.51	0.00	0.01	0.42	0.44	3.16	0.01	0.01	0.00	5.17	1.70	3.47	3,791	20.58
ONFC Oneida Fincl MHC of NY (44.0)	0.79	4.75	1.68	3.07	0.08	2.99	0.00	0.00	2.44	2.44	4.40	0.03	-0.17	0.00	5.28	1.93	3.35	3,145	22.97
PSBH PSB Hldgs Inc MHC of CT (46.3)	0.43	4.60	1.77	2.83	0.04	2.79	0.00	0.00	0.71	0.71	2.39	0.00	-0.29	0.00	4.75	2.17	2.58	4,342	16.10
PBHC Pathfinder BC MHC of NY (35.7)	0.23	4.90	1.99	2.91	0.18	2.72	0.07	0.01	0.64	0.72	3.14	0.07	0.03	0.00	5.31	2.17	3.15	2,932	8.87
State of IL																			
BFIN BankFinancial Corp. of IL(3)	0.80	4.93	1.63	3.30	0.08	3.23	0.00	0.00	0.59	0.59	2.62	0.10	0.01	0.00	5.15	2.05	3.10	3,527	21.12
EFC EFC Bancorp, Inc of Elgin IL(1)(2)	0.65	5.00	2.50	2.49	0.09	2.40	0.00	0.00	0.49	0.49	2.08	0.00	-0.24	0.00	5.26	2.77	2.49	5,785	28.40
FBTC First BancTrust Corp of IL	0.56	5.35	2.07	3.28	0.18	3.10	0.17	-0.03	1.08	1.22	3.79	0.00	0.20	0.00	5.65	2.35	3.29	2,635	21.08
FFFS First Fed Serv MHC of IL(45.0)	1.46	5.61	2.03	3.59	0.00	3.59	0.00	0.00	0.01	0.01	1.25	0.00	0.00	0.00	5.67	2.78	2.89	13,949	38.33
FFBI First Federal Bancshares of IL	0.38	4.71	2.33	2.39	0.08	2.31	0.08	0.00	0.24	0.32	2.15	0.01	0.05	0.00	4.84	2.52	2.32	3,946	28.93
JXSB Jcksnville Bcp MHC of IL(47.2)	0.33	4.77	1.85	2.92	0.14	2.79	0.16	-0.04	0.72	0.82	3.08	0.03	0.06	0.00	5.07	2.04	3.03	2,328	37.93
MAFB MAF Bancorp, Inc. of IL	1.03	4.70	1.96	2.74	0.01	2.73	0.06	0.00	0.57	0.63	1.86	0.03	0.11	0.00	5.06	2.22	2.84	6,750	36.36
PFED Park Bancorp of Chicago IL	0.58	5.12	2.19	2.93	0.43	2.49	0.00	0.00	0.60	0.60	2.30	0.00	-0.29	0.00	5.42	2.52	2.90	4,066	40.00

(1) Financial information is for the quarter ending June 30, 2005.
(2) Excluded from averages due to announced or pending acquisition.
(3) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of September 30, 2005 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Mutual Federal Bncrp Inc of IL	0.00	0.10	0.18	0.42	238.00	238.00	0	0.00
All Public Companies								
Averages	0.06	0.46	0.53	0.88	259.44	227.60	355	0.16
Medians	0.01	0.28	0.35	0.86	202.45	164.02	62	0.04
State of IL								
Averages	0.07	0.96	1.38	0.92	106.73	93.29	92	0.04
Medians	0.04	0.56	0.47	0.95	101.27	98.37	63	0.01
Comparable Group Average								
Averages	0.12	0.36	0.34	0.83	293.74	290.29	53	0.07
Medians	0.01	0.22	0.29	0.85	262.37	217.79	14	0.04
Comparable Group								
ALLB Alliance Bank MHC of PA (20.0)	0.56	1.02	0.46	1.21	263.61	67.55	91	0.17
CHEV Cheviot Fin Cp MHC of OH(45.0)	0.02	0.10	0.09	0.36	382.93	371.43	9	0.02
FFFS First Fed Serv MHC of IL(45.0)	0.00	0.40	0.48	0.37	78.10	77.40	0	0.00
GOV Gouverneur Bcp MHC of NY(42.6)	0.01	0.33	0.39	0.86	221.12	217.79	10	0.06
GCBC Green Co Bcrp MHC of NY (44.2)	0.00	0.11	0.19	0.74	386.69	386.69	17	0.06
JXSB Jcksnville Bcp MHC of IL(47.2)	0.24	0.65	0.70	1.30	185.44	111.64	158	-0.09
NVSL Naug Vlly Fin MHC of CT (45.0)	0.01	0.09	0.11	0.78	722.31	613.73	2	0.00
ONFC Oneida Finl MHC of NY (44.0)	0.01	0.06	0.08	0.85	NA	797.21	59	0.10
PSBH PSB Hldgs Inc MHC of CT (46.3)	0.00	0.03	0.06	0.85	NA	NA	11	0.03
PBHC Pathfinder BC MHC of NY (35.7)	0.31	0.85	0.88	0.97	109.75	69.51	169	0.36
State of IL								
BFIN BankFinancial Corp. of IL	0.00	0.66	0.63	0.95	150.15	150.15	81	0.00
EFC EFC Bancorp, Inc of Elgin IL(1)(2)	0.00	0.32	0.40	0.60	151.21	151.21	51	0.02
FBTC First BancTrust Corp of IL	0.04	1.04	1.71	1.72	99.83	96.26	60	0.18
FFFS First Fed Serv MHC of IL(45.0)	0.00	0.40	0.48	0.37	78.10	77.40	0	0.00
FFBI First Federal Bancshares of IL	0.16	NA	NA	0.54	NA	NA	63	0.15
JXSB Jcksnville Bcp MHC of IL(47.2)	0.24	0.65	0.70	1.30	185.44	111.64	158	-0.09
MAFB MAF Bancorp, Inc. of IL	0.01	0.35	0.49	0.51	102.71	100.47	279	0.02
PFED Park Bancorp of Chicago IL	0.04	2.86	4.25	1.03	24.14	33.84	1	0.00

(1) Financial information is for the quarter ending June 30, 2005.
(2) Excluded from averages due to announced or pending acquisition.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 7
Market Pricing Comparatives
Prices As of January 13, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.50	401.47	0.93	13.16	19.79	152.69	16.98	170.69	21.42	0.43	2.17	33.65	2,477	11.22	0.46	0.72	7.45	0.68	6.88
All Public Companies	19.50	401.47	0.93	13.16	19.79	152.69	16.98	170.69	21.42	0.43	2.17	33.65	2,477	11.22	0.46	0.72	7.45	0.68	6.88
Special Selection Grouping(8)	12.30	108.33	0.35	12.25	35.18	100.66	20.64	103.44	35.18	0.04	0.38	13.33	519	20.48	0.16	0.59	2.86	0.59	2.86
Comparable Group																			
Special Comparative Group(8)																			
LEGC Legacy Bancorp, Inc. of MA	13.94	143.71	0.40	14.07	34.85	99.08	18.17	101.23	34.85	0.00	0.00	0.00	791	18.34	0.16	0.52	2.84	0.52	2.84
NEBSD New England Bncshrs Inc. of CT	10.65	56.95	0.30	10.42	35.50	102.21	23.11	105.65	35.50	0.08	0.75	26.67	246	22.61	NA	0.65	2.88	0.65	2.88

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Mths (no MHC).

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 9

Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2005

		Current Ownership			Current Per Share Data (MHC Ratios)				
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)
Publicly-Traded MHC Institutions									
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.29	0.32	9.97	9.97	111.39
CHEV	Cheviot Fin Cp MHC of OH(45.0)	9,919	4,463	5,456	0.34	0.23	7.79	7.79	29.29
FFFS	First Fed Serv MHC of IL(45.0)	3,920	1,764	2,156	0.51	0.51	9.53	9.53	35.58
GCBC	Green Co Bcrp MHC of NY (44.2)	4,132	1,828	2,304	0.68	0.68	7.97	7.97	70.43
GOV	Gouverneur Bcp MHC of NY(42.6)	2,285	974	1,311	0.45	0.43	8.17	8.17	53.49
JXSB	Jcksnville Bcp MHC of IL(47.2)	1,970	929	1,041	0.43	0.40	10.31	8.82	150.01
NVSL	Naug Vlly Fin MHC of CT (45.0)	7,604	3,422	4,182	0.25	0.25	6.67	6.64	43.37
ONFC	Oneida Fincl MHC of NY (44.0)	7,693	3,383	4,310	0.44	0.51	6.88	5.01	38.05
PBHC	Pathfinder BC MHC of NY (35.7)	2,463	880	1,583	0.28	0.27	8.76	7.01	123.05
PSBH	PSB Hldgs Inc MHC of CT (46.3)	6,943	3,213	3,730	0.31	0.30	7.59	7.59	50.03

	Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilu-tion (%)
ALLB	26.64	81,331	77,294	927	0.51	0.54	29.83	29.83	123.12	18.4	-1.6
CHEV	11.74	64,053	55,086	596	0.30	0.29	13.34	13.34	34.86	45.0	0.0
FFFS	13.50	29,106	25,031	271	0.58	0.58	15.92	15.92	41.97	45.0	0.0
GCBC	16.12	37,140	31,941	346	0.76	0.76	15.70	15.70	78.16	44.2	0.0
GOV	11.40	14,945	12,853	139	0.51	0.49	13.79	13.79	59.11	42.6	0.0
JXSB	15.25	15,875	13,653	148	0.50	0.47	17.24	15.75	136.96	47.2	0.0
NVSL	10.70	44,747	38,483	416	0.30	0.30	11.73	11.70	48.43	45.0	0.0
ONFC	11.12	47,927	41,217	446	0.50	0.57	12.24	10.37	63.41	44.0	0.0
PBHC	13.00	20,579	17,698	192	0.36	0.35	15.95	14.20	130.24	35.7	0.0
PSBH	10.86	40,508	34,837	377	0.26	0.35	12.61	12.61	55.05	46.3	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 11

MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Mutual Federal Bncrp Inc of IL and the Comparables
As of January 13, 2006

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Mutual Federal Bncrp Inc of IL																			
Superrange	$10.00	$36.37	$0.30	$13.52	33.47	73.94	37.94	73.94	45.93	$0.00	0.00	0.00	$96	51.32	0.07	1.13	2.21	0.83	1.61
Range Maximum	10.00	31.63	0.33	14.25	30.28	70.16	34.47	70.16	42.18	$0.00	0.00	0.00	92	49.13	0.07	1.14	2.32	0.82	1.66
Range Midpoint	10.00	27.50	0.37	15.09	27.29	66.27	31.20	66.27	38.56	$0.00	0.00	0.00	88	47.07	0.07	1.14	2.43	0.81	1.72
Range Minimum	10.00	23.38	0.42	16.22	24.07	61.65	27.64	61.65	34.54	$0.00	0.00	0.00	85	44.83	0.07	1.15	2.56	0.80	1.78
All Public Companies(7)																			
Averages	19.50	401.47	0.93	13.16	19.79	152.69	16.98	170.69	21.42	0.43	2.17	33.45	2,477	11.22	0.46	0.72	7.45	0.68	6.88
Medians	16.43	94.42	0.76	12.09	16.74	141.42	14.44	159.74	18.83	0.40	2.22	19.04	790	9.57	0.28	0.74	6.43	0.73	6.29
All Non-MHC State of IL(7)																			
Averages	24.30	369.53	1.31	19.86	22.34	118.41	14.10	135.42	23.02	0.47	1.78	35.45	2,531	11.97	1.10	0.65	5.88	0.64	5.72
Medians	18.57	35.90	0.91	17.73	21.81	112.41	13.58	110.51	20.41	0.48	2.12	39.78	339	10.97	0.75	0.58	5.01	0.64	4.89
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	14.03	66.61	0.47	15.84	28.81	88.56	20.79	92.86	27.94	0.33	2.46	41.24	326	23.51	0.36	0.72	3.03	0.74	3.12
Medians	12.37	71.00	0.48	14.75	26.89	88.23	20.18	90.38	27.15	0.33	2.33	39.37	334	23.12	0.22	0.74	2.71	0.76	2.85
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	26.44	99.44	0.56	29.83	NM	89.31	21.44	89.31	NM	0.36	1.35	46.47	461	24.23	1.02	0.41	1.70	0.44	1.88
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.74	116.45	0.29	13.34	39.13	88.01	33.70	88.01	NM	0.24	2.04	NM	346	38.29	0.10	0.89	2.24	0.86	2.17
FFFS First Fed Serv MHC of IL(45.0)	13.50	52.93	0.58	15.92	23.28	84.80	32.17	84.80	23.28	0.44	3.26	NM	165	37.93	0.40	1.40	3.67	1.40	3.67
GOV Gouverneur Bcp MHC of NY(42.6)	11.40	26.05	0.49	13.79	22.35	82.67	19.29	82.67	23.27	0.28	2.46	57.14	135	23.33	0.33	0.92	3.74	0.89	3.59
GCBC Green Co Bcrp MHC of NY (44.2)	16.12	66.41	0.76	15.70	21.21	102.68	20.63	102.68	21.21	0.44	2.73	57.89	323	20.09	0.11	0.97	4.91	0.97	4.91
JXSB Jcksnville Bcp MHC of IL(47.2)	15.25	30.04	0.47	17.24	30.50	88.46	11.16	96.83	32.45	0.30	1.97	63.83	270	12.59	0.65	0.37	2.89	0.34	2.72
NVSL Naug Vlly Fin MHC of CT (45.0)	10.70	81.36	0.30	11.73	35.67	91.22	22.09	91.45	35.67	0.16	1.50	53.33	368	24.22	0.09	0.67	2.54	0.67	2.54
ONFC Oneida Fincl MHC of NY (44.0)	11.12	85.55	0.57	12.24	22.24	90.85	17.54	107.23	19.51	0.44	3.96	NM	488	19.30	0.06	0.81	4.11	0.93	4.68
PSBH PSB Hldgs Inc MHC of CT (46.3)	10.86	75.40	0.35	12.61	NM	86.12	19.73	86.12	31.03	0.24	2.21	68.57	382	22.91	0.83	0.48	2.21	0.65	2.97
PBHC Pathfinder BC MHC of NY (35.7)	13.00	32.02	0.35	15.95	36.11	81.50	9.98	91.55	37.14	0.41	3.15	NM	321	12.25	0.85	0.27	2.26	0.27	2.19

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 12
Public Market Pricing
Mutual Federal Bncrp Inc of IL and the Comparables
As of January 13, 2006

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(4)						
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
Mutual Federal Bncrp Inc of IL																			
Superrange	$10.00	$10.91	$0.21	$7.38	47.05	135.58	49.49	135.58	76.04	$0.00	0.00	0.00	$73	36.50	0.09	1.05	2.88	0.65	1.78
Range Maximum	10.00	9.49	0.24	8.10	40.98	123.41	43.75	123.41	66.28	$0.00	0.00	0.00	72	35.45	0.09	1.07	3.01	0.66	1.86
Range Midpoint	10.00	8.25	0.28	8.94	35.68	111.86	38.60	111.86	57.75	$0.00	0.00	0.00	71	34.51	0.09	1.08	3.14	0.67	1.94
Range Minimum	10.00	7.01	0.33	10.07	30.36	99.29	33.30	99.29	49.10	$0.00	0.00	0.00	70	33.53	0.09	1.10	3.27	0.68	2.02
All Public Companies(7)																			
Averages	19.50	401.67	0.93	13.16	19.79	152.69	16.98	170.69	21.42	0.43	2.17	33.65	2,677	11.22	0.46	0.72	7.45	0.68	6.88
Medians	16.43	94.42	0.76	12.09	16.76	141.62	14.44	159.74	18.83	0.40	2.22	19.06	790	9.57	0.28	0.76	6.43	0.73	6.29
All Non-MHC State of IL(7)																			
Averages	24.30	369.53	1.31	19.86	22.34	118.41	14.10	135.42	23.02	0.47	1.78	35.65	2,531	11.97	1.18	0.65	5.86	0.64	5.72
Medians	18.57	35.90	0.91	17.73	21.81	112.41	13.50	118.51	20.41	0.48	2.12	39.78	335	10.97	0.75	0.58	5.01	0.64	4.89
Comparable Group Averages																			
Averages	14.83	26.98	0.39	8.36	27.25	166.28	23.40	178.59	28.80	0.33	2.48	30.14	291	16.66	0.36	0.68	4.63	0.71	4.82
Medians	12.37	26.64	0.36	8.07	25.33	149.55	22.10	167.02	26.49	0.33	2.33	32.68	297	15.51	0.22	0.71	3.92	0.72	4.15
State of IL																			
BFIN BankFinancial Corp. of IL	14.95	365.77	0.44	13.30	33.98	112.41	23.25	119.60	33.98	0.00	0.00	0.00	1,573	20.68	0.46	0.64	3.33	0.64	3.33
EFC EFC Bancorp, Inc of Elgin IL(7)	34.55	167.15	1.67	18.43	25.78	187.47	16.14	187.47	20.69	0.65	1.88	38.92	1,036	8.61	0.32	0.65	7.65	0.81	9.53
FBTC First BancTrust Corp of IL	12.43	29.52	0.44	11.08	21.81	112.18	12.31	112.18	28.25	0.24	1.93	54.55	240	10.97	1.06	0.58	5.01	0.45	3.87
FFBI First Federal Bancshares of IL	18.57	23.10	0.91	17.73	18.57	104.74	6.89	112.68	20.41	0.48	2.58	52.75	335	6.58	NA	0.39	5.38	0.35	4.89
MAFB MAF Bancorp, Inc. of IL	43.47	1393.39	2.95	30.14	13.76	144.23	13.50	214.14	14.76	0.92	2.12	31.19	10,259	9.42	0.35	1.03	10.60	0.96	9.90
PFED Park Bancorp of Chicago IL	32.08	35.90	1.81	27.07	23.59	118.51	14.47	118.51	17.72	0.72	2.24	39.78	248	12.21	2.86	0.58	4.97	0.78	6.61
Comparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	26.64	18.33	0.32	9.97	NM	267.20	33.92	267.20	NM	0.36	1.35	NM	383	8.95	1.02	0.26	2.86	0.29	3.16
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.74	52.40	0.23	7.79	NM	150.71	40.08	150.71	NM	0.24	2.04	NM	291	26.60	0.10	0.85	3.07	0.85	2.96
FFFS First Fed Serv MHC of IL(45.0)	13.50	23.81	0.51	9.53	26.47	141.66	37.94	141.66	26.47	0.44	3.26	NM	139	26.78	0.40	1.46	5.42	1.46	5.42
GOV Gouverneur Bcp MHC of NY(42.6)	11.40	11.10	0.43	8.17	35.33	139.53	21.31	139.53	26.51	0.28	2.46	27.76	132	15.27	0.35	0.91	5.60	0.87	5.35
GCBC Green Co Bcrp MHC of NY (44.2)	16.12	29.47	0.68	7.97	23.71	202.26	22.88	202.26	23.71	0.44	2.73	38.63	291	11.32	0.11	0.97	8.79	0.97	8.79
JXSB Jcksnville Bcp MHC of IL(47.2)	15.25	14.17	0.40	10.31	35.47	147.91	11.73	172.90	38.13	0.30	1.97	35.37	256	7.93	0.65	0.33	4.15	0.31	3.86
NVSL Naug Vlly Fin MHC of CT (45.0)	10.75	36.63	0.25	6.67	NM	160.42	24.67	161.14	NM	0.16	1.50	28.80	330	15.38	0.09	0.63	3.69	0.63	3.69
ONFC Oneida Fincl MHC of NY (44.0)	11.12	37.42	0.51	6.88	25.27	161.63	19.14	221.96	21.80	0.44	3.96	NM	447	11.85	0.06	0.78	6.45	0.91	7.48
PSBH PSB Hldgs Inc MHC of CT (46.3)	10.06	34.89	0.30	7.59	NM	143.08	31.71	143.08	36.20	0.24	2.21	NM	347	15.17	0.03	0.43	3.11	0.62	4.46
PBHC Pathfinder BC MHC of NY (35.7)	13.00	11.44	0.27	8.76	NM	148.40	10.56	185.45	NM	0.41	3.15	NM	303	7.12	0.05	0.23	3.19	0.22	3.08

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.